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WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS TABLE OF CONTENTS

This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on March 15, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WiMi Hologram Cloud Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7310 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing
the People's Republic of China 100020
+86-10-5338-4913
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart Neuhauser, Esq. Bill Huo, Esq. Ari Edelman, Esq. Ellenoff Grossman &Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Class B ordinary shares, par value US$0.0001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes Class B ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class B ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class B ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the Class B ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-                ). Each American depositary share represents                        Class B ordinary shares.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated                        , 2019

American Depositary Shares

WiMi Hologram Cloud Inc.

Representing                Class B ordinary shares

        This is an initial public offering of American depositary shares, or ADSs, representing Class B ordinary shares of WiMi Hologram Cloud Inc.

        We are offering                ADSs. Each ADS represents                of our Class B ordinary shares, par value US$0.0001 per share.

        Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per share will be between US$            and US$            .

        Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares.                 will beneficially own all of our issued Class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to ten (10) votes and is convertible into one Class B ordinary share, and each Class B ordinary share is entitled to one (1) vote. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

        We intend to apply to list the ADSs on the Nasdaq Capital Market under the symbol "                ."

        See "Risk Factors" beginning on page 16 for factors you should consider before buying the ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see "Underwriting."

        The underwriters have a 30-day option to purchase up to an additional                ADSs from us at the initial public offering price less the underwriting discounts and commissions.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, NY on                        , 2019.

The date of this prospectus is                        , 2019.

        We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

        You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and

i

observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until                        , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors" and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy the ADSs. Investors should note that WiMi Hologram Cloud Inc., our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and the businesses described in this prospectus are operated through our VIEs.

Overview

        Our vision is to become the creator of the largest holographic Augmented Reality ("AR") ecosystem in China.

        We offer AR-based holographic services and products to cater to our customers' needs, all centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Currently, our offerings consist primarily of (i) holographic AR advertising services and (ii) holographic AR entertainment products.

  Holographic AR Advertising Services

        Our holographic AR advertising software enables users to insert into video footages real or animated 3D objects that integrate seamlessly within the scene of such footages. Our online holographic AR advertising solution embeds holographic AR ads into films and shows that are hosted by leading online streaming platforms in China. As of December 31, 2018, holographic AR ads produced using our software generated a total of five billion views, ranking first in China's online holographic AR advertising market, according to Frost & Sullivan.

        Through our proprietary image and video recognition technologies, our software enables users to analyze the underlying video footages at a pixel level to identify ad spaces that can be augmented by 3D objects. Advertisers and their agencies purchase these ad spaces through application programming interface, or APIs, integrated with our systems, specifying their target audience and budgets and typically providing the 3D models to be embedded in the videos. When the ad space is detected and 3D objects are generated, the 3D objects are embedded into the underlying streaming videos automatically on a batch-processing basis as determined by our software.

  Holographic AR Entertainment Products

        Our holographic AR entertainment products consist primarily of payment middleware software, game distribution platform and holographic mixed reality ("MR") software.

        Payment middleware is a software solution that connects mobile apps to payment channels, giving mobile app users convenient access to a wide range of online payment options. We have cooperated with more than 55 app developers and our payment middleware has been embedded to over 1,100 marketed mobile apps of over 300 customers in 2018, most of which were featured by AR functions.

        Our advanced payment middleware streamlines the often time-consuming and disturbing mobile payment process. Our mobile payment middleware facilitates app developers to build an in-app payment infrastructure that allows micropayments to be made or received through an efficient, secure system, without any interface redirection. Such mobile payment middleware enables app developers to store users' payment credentials in a trusted and safe environment and eases user's burden of repeatedly enter and authenticate payment information for each transaction.

        Our payment middleware can be fully integrated with various types of mobile apps, especially those employing AR technologies, such as live streaming, gaming, selfie, photo editing, and video-sharing apps. Currently, our payment middleware supports substantially all of the major online payment channels in China, and is compatible with the mainstream mobile operating systems.

Our Technology

        We have developed powerful, cutting-edge holographic AR technologies.

  Software Engineering

        Since our inception, we have devoted the majority of our research and development resources to software development. Our software engineering team is responsible for building the company-wide software platform, supporting the integration of our products and applications within our cloud infrastructure, as well as producing the holographic AR-related and MR-related software and solutions we license to our entertainment industry customers.

  Content Production

        Our leading holographic AR content production capabilities are built around image acquisition, object recognition, automated image process, and computer vision technologies. Our software engineering team and visualization design team work closely to consistently advance such visualization-related technologies, and harness them to design and produce innovative holographic AR content. Through real-time computer vision algorithms which provides an accurate pose estimation, we are able to perform scene recognition and tracking within seconds. Such cutting-edge algorithms also allow us to perform visualization of photorealistic high-resolution renderings of products on a pixel basis. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, the number of data blocks we can collect reaches 500 to 550. According to Frost & Sullivan, our speed of image processing rises to 80% faster than the industry average, leading to heighted operation efficiency. In the course of scene reconstruction, our automated image processing tools can perform noise cleaning and feature enhancement on the image we initially captured, enabling us to create best-in-class holographic AR designs with an industry-leading simulation degree.

        We have built a comprehensive holographic AR content library as compared to our peers in China. The formats of our holographic AR content range from 3D models to holographic short videos. As of

December 31, 2018, we own 4,654 ready-to-use IPs that are available to be adapted to our holographic AR products and solutions covering a wide category, including animals, cartoon characters, vehicles and foods. Among them, 2,961 proprietary and licensed IPs are for education scenarios, 851 for tourism, 739 for arts and entertainment and 103 for popular science. In addition, our content library is also enriched by copyrighted content we license from third parties. We cooperate with various content owners, including brands, film producers and talent agencies, to adapt high-quality, popular IPs into holographic AR formats.

  Cloud

        We believe that the next-generation cloud delivery technology provides the flexibility and scalability necessary for holographic AR experience. Cloud technology is of high importance to build our comprehensive holographic AR ecosystem. We have developed our cloud architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Meanwhile, benefiting from our cloud storage and connecting capabilities, users of our integrated holographic AR software are able to access our large-size holographic AR content library on their native devices.

  Big Data

        We have developed advanced data analytics capabilities to derive actionable insights from the large amounts of data we collect from our products and third party sources. Currently, we have infiltrated a solid end-user base of approximately 350 million from which we are able to collect raw data. Our processing capabilities enable us to manage extremely large volumes of data and deliver real-time analysis at scale, making it possible for us to continue to improve and innovate our products and services. Our data mining and user behavioral data analytics technologies allow us to build and segment context-rich user profiles and apply such analysis in numerous applications. For instance, we have created over 2,000 user tags by analyzing user data we collected through our holographic AR advertising services. We are also in the process of developing ads performance tracking and evaluation tools.

Our Strengths

        We have developed an innovative business model with fundamental strengths that positions us for continued leadership.

  Leading Holographic Augmented Reality Application Platform in China

        We were the largest holographic augmented reality ("AR") application platform in China, in terms of the total revenue in 2017, according to Frost & Sullivan. In addition, we have built the most comprehensive and diversified holographic AR content library among all holographic AR solution providers in China, according to Frost & Sullivan.

  Market Potential Across the Holographic AR Value Chain

        As holography and AR continue to proliferate, China's holographic AR market is fast-growing and evolving. According to Frost & Sullivan, the total market size of China's holographic AR industry in terms of total revenues is expected to grow from RMB 3.6 billion in 2017 to RMB 454.8 billion in 2025.

  Cutting-edge Technology Capabilities and High-Quality User Experience

        Our MR software is the first professional media player in China specifically designed for holographic AR contents. It has built in a comprehensive set of setting parameters and editing tools used for holographic AR content playback and allows end-users to playback complex high-fidelity simulations quickly and cost-effectively. End-users are able to adjust the contrast, saturation and vibrancy of the displayed holographic AR content and create their own custom visual effect.

  Experienced Management Team

        We benefit significantly from the experience of our founder and senior management team, who have been successfully riding the growth wave in China's booming holographic AR industry. Our chairman, Mr. Jie Zhao, has been with our company since our inception and possesses deep entrepreneurship and extensive expertise in internet industry. Prior to establishing our company, Mr. Zhao founded Weixun Yitong, a mobile internet platform in China. Mr. Fanhua Meng, our CEO, has over ten years of senior management experience in internet companies. Mr. Jinlong Xie, our COO, is experienced in internet and online entertainment business. Mr. Yanghua Yang, the CFO of our company, has over ten years of experience in audit and finance. Mr. Chengwei Yi, our CTO. Mr. Yi has over 15 years of experience focusing on video processing technology, artificial intelligence and signal processing technology. We believe that our management team's collective experience and insights have and will continue to pave the way for our success. Our management team is joined by a research and development team with strong academic background and industry expertise in audio/video processing, 3D modeling and cloud computing.

Our Strategies

        We seek to build our AR ecosystem through collaboration with partners and customers. We intend to pursue the following strategies:

  •
  Bringing Holographic AR Experience to Broader Mass Market;

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  Continue to Invest in Technology and Innovations;

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  Strengthen Our AR Content Development Capabilities and Enrich Our Content Library; and

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  Explore Acquisition or Investment Opportunities.

Our Challenges

        We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

  •
  operating in a relatively new and rapidly evolving market.;

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  our ability to compete effectively;

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  our ability to sustain our rapid growth, effectively manage our growth or implement our business strategies;

  •
  our ability to keep up with industry trends or technological developments;

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  our ability to continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements;

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  our ability to achieve expected returns of our significant investments;

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  our ability to optimize our monetization strategies;

  •
  our ability to obtain sufficient pricing to enable us to meet our profitability expectations;

  •
  our ability to obtain sufficient capital to fund our research and development investments; and

  •
  our ability to maintain continued and collaborative efforts of our senior management and key employees.

 Corporate History and Structure

        We commenced our commercial operations in May 2015 through Beijing WiMi Hologram Cloud Software Co., Ltd. (previously under the name "WiMi Lightspeed Capital Investment Management (Beijing) Co., Ltd."), or Beijing WiMi. In February 2016, Beijing WiMi formed a wholly-owned subsidiary, Micro Beauty Lightspeed Investment Management HK Limited in Hong Kong. In addition, Beijing WiMi obtained 100% equity interest in Shenzhen Yidian Internet Technology Co., Ltd. in October 21, 2015, Shenzhen Yitian Hulian Internet Technology Co., Ltd. in August 20, 2015 and Shenzhen Kuxuanyou Technology Co., Ltd in August 26, 2015.

        We incorporated WiMi Hologram Cloud Inc. under the laws of the Cayman Islands as our offshore holding company in August 2018 to facilitate offshore financing. In September 2018, we established WiMi Hologram Cloud Limited, or WiMi HK, our wholly-owned Hong Kong subsidiary, and WiMi HK established a wholly-owned PRC subsidiary, Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., or Hologram WiMi, which is referred to as our WFOE in this prospectus.

        Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi, which we refer to as our VIE in this prospectus, and its shareholders. We depend on these contractual arrangements with our VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. For more details, see "—Contractual Arrangements with Our VIE and Its Shareholders." The shareholders of our VIE may have potential conflicts of interest with us. See "Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition."

        Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see "Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business" and "Regulation—Regulations Relating to Dividend Distributions."

        As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements and Corporate Structure

        Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion, as our primary focus is the PRC hologram market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See "PRC Regulation—Regulations on Foreign Investment Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version)." We are an exempted company incorporated in the Cayman Islands. Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi Hologram Cloud Software Co., Ltd., our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see "Risk Factors—Risks Related to Our Corporate Structure."

        On November 6, 2018, WiMi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of WiMi Cayman prior to the reorganization. WiMi Cayman, and WiMi HK were established as the holding companies of WiMi WFOE. WiMi WFOE is the primary beneficiary of WiMi Beijing and its subsidiaries, and all of these entities included in WiMi Cayman are under common control which results in the consolidation of WiMi Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of WiMi Cayman.

        The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters, based on the initial public offering price of US$            per ADS.

Contractual Arrangements with Our VIE and Its Shareholders

        The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hologram WiMi, our VIE and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; (iii) have an exclusive option to purchase the equity interests in our VIE, and (iv) have an exclusive option to purchase all or part of the assets of our VIE when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIE

        Shareholders' Voting Rights Proxy Agreement.    Pursuant to the shareholders' voting rights proxy agreements dated November 6, 2018, by Hologram WiMi and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Hologram WiMi or any person(s) designated by Hologram WiMi to exercise such shareholder's voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder's equity interest in Beijing WiMi, and other shareholders' voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The shareholders' voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Hologram WiMi to guarantee their and Beijing WiMi's obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hologram WiMi in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without Hologram WiMi's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We are in the process of completing the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

        Spousal Consent Letters.    Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from our VIE

        Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Hologram WiMi and Beijing WiMi, dated November 6, 2018, Hologram WiMi has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Hologram WiMi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Hologram WiMi service fee at an amount equal to the consolidated net incomeprofit after offsetting previous year's loss (if any). This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

Agreements that provide us with the option to purchase the equity interests in our VIE

        Exclusive Share Purchase Agreement.    Pursuant to the exclusive share purchase agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

Agreements that provide us with the option to purchase the assets in our VIE

        Exclusive Asset Purchase Agreement.    Pursuant to the exclusive asset purchase agreement dated November 6, 2018 by Hologram WiMi and Beijing WiMi, Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi's current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Hologram WiMi any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

        In the opinion of Jingtian & Gongcheng Law Firm, our PRC legal counsel:

  •
  the ownership structures of Hologram WiMi and Beijing WiMi, both currently and immediately after giving effect to this offering, are not in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Hologram WiMi and Beijing WiMi and its shareholders governed by PRC law both currently and immediately after giving effect to this offering are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

        However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our hologram business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

        In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

        We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

        We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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  We are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

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  Subject to Nasdaq rules, for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

  •
  We are not required to provide the same level of disclosure on certain issues, such as executive compensation;

  •
  We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

  •
  We are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

  •
  Our insiders are not required to comply with Section 16 of the Exchange Act requiring such insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

OUR CORPORATE INFORMATION

        The principal executive offices of our main operations are located at No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People's Republic of China. Our telephone number at this address is +86-10-5338-4913. Our registered office in the Cayman Islands is located at the office of Sertus Incorporations (Cayman) Limited, Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite#5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

 CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

        Unless we indicate otherwise, all information in this prospectus reflects the following:

  •
  no exercise by the underwriters of their over-allotment option to purchase up to                additional ADSs representing                 Class B ordinary shares from us; and

        Except where the context otherwise requires:

  •
  "ADSs" refers to the American depositary shares, each representing                Class B ordinary shares;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "HK$", "HKD" or "Hong Kong dollars" refers to the legal currency of the Hong Kong SAR;

  •
  "GAAP" refers to the generally accepted accounting principles in the United States;

  •
  "ordinary shares" prior to the completion of this offering refers to our Class A ordinary shares of par value US$0.0001 per share and Class B ordinary shares of par value US$0.0001 per share;

  •
  "RMB" or "Renminbi" refers to the legal currency of the People's Republic of China;

  •
  "US$," "dollars", "USD"or "U.S. dollars" refers to the legal currency of the United States; and

  •
  "we," "us," "our company," and "our" refer to WiMi Hologram Cloud Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB 6.6832 to US$1.00, the mid-point rate set forth by People's Bank of China on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On March 11, 2019, the mid-point rate for Renminbi was RMB 6.7202 to US$1.00.

        This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

 THE OFFERING

Offering price	US$ per ADS.
ADSs offered by us in this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering

                ordinary shares, comprised of                Class A ordinary shares of par value US$0.0001 per share and                Class B ordinary shares of par value US$0.0001 per share (or                ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of                Class A ordinary shares of par value US$0.0001 per share and                Class B ordinary shares of par value US$0.0001 per share), including 8,611,133 shares of Class B ordinary shares issuable upon the automatic conversion of the Series A preferred shares.

ADSs outstanding immediately after this offering	ADSs or ADSs if the underwriters exercise their option to purchase additional ADSs in full.
Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.
The ADSs

Each ADS represents                Class B ordinary shares, par value US$0.0001 per share. The depositary will hold the Class B ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class B ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class B ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for Class B ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class B ordinary shares represented by the ADSs in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs).

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class B ordinary share will be entitled to one vote, and each Class A ordinary share will be entitled to 10 votes. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class A ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class A ordinary shares will be automatically and immediately converted into one Class B ordinary share.

All share-based compensation awards, regardless of grant dates, will entitle holders to the equivalent number of Class B ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See "Description of Share Capital."
Use of proceeds

Based on the initial public offering price of US$            per ADS, we expect to receive (i) net proceeds of approximately US$            million in the aggregate (or net proceeds of approximately US$            million in the aggregate if the underwriters exercise their over-allotment option in full in connection with this offering) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use 100% of the net proceeds for research and development purposes, including the development of holographic facial recognition system, holographic artificial intelligence facial change, holographic digital life system, holographic education intellectual properties, holographic navigation system for cars, holographic shopping system and holographic tourism navigation system.

See "Use of Proceeds."

Lock-up

We, our directors, executive officers, existing shareholders and certain option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.

Listing	We have been approved to list our ADSs on the Nasdaq Capital Market. Our ordinary shares will not be listed on any other stock exchange or quoted for trading on any over-the-counter trading system.
Proposed Nasdaq trading symbol
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.
Depositary
Taxation	For the Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see "Taxation."
Risk Factors

See "Risk Factors" and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statement of income and comprehensive income for the years ended December 31, 2017 and 2018 and the summary consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Exchange Rate Information" and our consolidated financial statements included elsewhere in this prospectus.

	For the Years Ended December 31,
Consolidated Statements of Income and Comprehensive Income:	2017	2018	2018
	RMB	RMB	USD
Operating revenues	192,029,524	225,271,564	32,823,109
Cost of revenues	(79,180,187)	(85,414,061)	(12,445,224)

Gross profit	112,849,337	139,857,503	20,377,885

Operating expenses	(35,550,993)	(39,054,908)	(5,690,481)

Income from operations	77,298,344	100,802,595	14,687,404

Other expenses, net	(3,432,362)	(3,509,207)	(511,308)

Provision for income taxes	(528,011)	(8,075,596)	(1,176,652)

Net income	73,337,971	89,217,792	12,999,444
Other comprehensive income (loss)	(250,623)	1,759,288	256,336

Comprehensive income	73,087,348	90,977,080	13,255,780

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	100,000,000

Diluted	100,000,000	100,922,621	100,922,621

EARNINGS PER SHARE
Basic	0.73	0.89	0.13

Diluted	0.73	0.88	0.13

	December 31,
Summary Consolidated Balance Sheet Data:	2017	2018	2018
	RMB	RMB	USD
Current assets	52,030,035	213,295,430	31,078,131
Other assets	405,451,567	394,187,996	57,435,016

Total assets	457,481,602	607,483,426	88,513,147
Total liabilities	367,275,213	288,561,957	42,044,811

Total shareholders' equity	90,206,389	318,921,469	46,468,336

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the information in our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in a relatively new and rapidly evolving market.

        Our business and prospects primarily depend on the continuing development and growth of the holographic AR industry in China. Growth of the holographic AR industry in China is affected by numerous factors, including but not limited to technological innovations, user experience, development of internet and internet-based services, regulatory environment, and macroeconomic environment. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to changes in the holographic AR industry, including rapid technological evolution, continued shifts in customer demands, introductions of new products and services and emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve.

        In addition, as the holographic AR industry in China is relatively young, there are few proven methods of projecting customer demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. We cannot assure you that our attempts to monetize our current offerings will continue to be successful, profitable or accepted, and therefore the profit potential of our business is difficult to gauge. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

  •
  continue to develop new software and related solutions that are appealing to end users;

  •
  enrich our holographic AR content portfolio;

  •
  maintain stable relationships with other key participants in the holographic AR value chain;

  •
  expand our products and services into more use cases; and

  •
  expand into new geographic markets with high growth potential.

        Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. We cannot assure you that we will succeed in any of these aspects or that the holographic AR industry in China will continue to grow at a rapid pace. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and profits may decline.

Our competitive position and results of operations could be harmed if we do not compete effectively.

        The markets for our products and services are characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect our ability to attract new customers. Our future success will depend on our continued ability to enhance our existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Furthermore, we are a small-size company as compared to some of the well-established enterprises that could potentially enter the holographic AR market. Some of our current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of our competitors, causing a loss of our market share.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

        Our business was launched in 2015 and we have a limited operating history. Although we have experienced significant growth since our business was launched, our historical growth rate may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business and the holographic AR market in China continue to develop, we may need to adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

        In addition, our rapid growth and expansion have placed, and continue to place, a significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain customers, continue developing innovative hologram-related technologies, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

        The holographic AR industry is rapidly evolving and subject to continuous technological changes. Our success depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of our customers. Our growth strategy is focused on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and continue to grow could be negatively affected. In addition, we operate in a quickly evolving environment, in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive, when compared to other alternatives, which may adversely affect our results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. Failure to adapt our products and services to such changes in an effective and timely manner could materially and adversely affect our business, financial condition and results of operations.

If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

        The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue or earnings.

We make significant investments in new products and services that may not achieve expected returns.

        We will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, including holographic AR advertising solutions, mobile payment middleware, integrated holographic AR software and other AR-based holographic offerings, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to innovativeness, developer support, and effective distribution and marketing. If customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of our services or products, unfavorably affecting our revenue and profits. We may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

        Our monetization model is evolving. We currently generate a substantial majority of our revenues from holographic AR advertising services and payment middleware licensing. We plan to increase revenue contribution from our other hologram-related monetization methods including, for example, holographic AR IP licensing. If our strategic initiatives do not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues or profits or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers, we may fail to attract or retain users or to generate sufficient revenues or profits to justify our investments, and our business and operating results may suffer as a result.

Our results of operations could materially suffer if we are not able to obtain sufficient pricing to enable us to meet our profitability expectations.

        If we are not able to obtain sufficient pricing for our services and solutions, our revenues and profitability could materially suffer. The rates we are able to charge for our services and solutions are affected by a number of factors, including:

  •
  general economic and political conditions;

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  the competitive environment in our industry;

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  our customers' desire to reduce their costs; and

  •
  our ability to accurately estimate, attain and sustain contract revenues, margins and cash flows over the full contract period.

        In addition, our profitability with respect to our services and solutions for new technologies may be different when compared to the profitability of our current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

        The competitive environment in our industry affects our ability to obtain favorable pricing in a number of ways, any of which could have a material negative impact on our results of operations. The less we are able to differentiate our services and solutions and/or clearly convey the value of our services and solutions, the more risk we have that they will be seen as commodities, with price being the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing for the services or products we offer. Competitors may be willing, at times, to price contracts lower than us in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer services similar to ours at lower prices.

We require a significant amount of capital to fund our research and development investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

        Operating our holographic AR business requires significant, continuous investment in acquiring, maintaining and upgrading content and technology. Historically, we have financed our operations primarily with net cash generated from operating activities, financial support from our shareholders and equity financings and loans from third parties. As part of our growth strategy, we plan to continue to invest substantial capital in our research and development activities in the future, which may require us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

  •
  our future business development, financial condition and results of operations;

  •
  general market conditions for financing activities; and

  •
  macro-economic and other conditions in China and elsewhere.

        Although we expect to rely increasingly on net cash provided by operating activities and financing through capital markets for our liquidity needs as our business continues to grow and after we become a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of liquidity. If we cannot obtain sufficient capital to meet our capital needs, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we fail to attract, retain and engage appropriately skilled personnel, including senior management and technology professionals, our business may be harmed.

        Our future success depends on our retention of highly skilled executives and employees. Competition for well-qualified and skilled employees is intense, and our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, including, in particular, software engineers, artificial intelligence scientists and AR technology professionals. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. All of our senior management and key personnel are employees at will and, as a result, any of these employees could leave with little or no prior notice. If any member of our senior management team or other key employees leave our company, our ability to successfully operate our business and execute our business strategy could be adversely affected. In particular, such individuals are free to compete with us in the event that they leave. Furthermore, under PRC law, certain of our employees may have ownership rights to our intellectual property, which rights would continue in the event they left our company. We may also have to incur significant costs in identifying, hiring, training and retaining replacements of departing employees.

If existing or new customers are less willing to cooperate with us, our revenues and profits may be adversely affected.

        We offer holographic AR advertising solutions primarily through contracts entered into with advertisers or third-party advertising agencies and middleware services primarily through contracts entered into with app developers and content providers. We cannot assure you that we will be able to continue retain these customers or attract new customers. If we fail to retain and enhance our business relationships with new and existing customers, our business and results of operations may be materially and adversely affected.

If we fail to successfully compete with other advertising platforms, our revenues and profits may be adversely affected.

        Revenue generated from our advertising business is affected by the online advertising industry in China and advertisers' allocation of budgets to Internet advertising and promotion in general, and specifically with respect to online holographic AR advertising. Companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as key words advertising on established Chinese search engines, over in-video holographic AR advertising. If the holographic AR advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of advertisement revenue and our profitability and prospects could be adversely affected.

Our products and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

        Our products and software are highly technical and complex. Our software or any of our products may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of regularly updating our products and some errors in our products may be discovered only after a product has been used by users, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away users, allow third parties to manipulate or exploit our software, lower revenue and expose us to claims for damages, any of which could seriously harm our business.

Our failure to protect our intellectual property rights may undermine our competitive position.

        We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to AR technology and our hologram content. We have devoted considerable time and energy to the development and improvement of our software, middleware, websites, and our hologram IPs.

        We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may become known or be independently discovered by our competitors. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive.

We may not be able to protect our source code from copying if there is an unauthorized disclosure.

        Source code, the detailed program commands for our middleware and software programs, is critical to our business. Although we license portions of our application and operating system source code to several licensees, we take significant measures to protect the secrecy of large portions of our source code. If our source code leaks, we might lose future trade secret protection for that code. It may then become easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

        In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 180 registered patents, 59 patent applications pending in China and no additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Our services or solutions could infringe upon the intellectual property rights of others or we might lose our ability to utilize the intellectual property of others.

        We cannot be sure that our services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that we or our clients are infringing upon their intellectual property rights. These claims could harm our reputation, cause us to incur substantial costs or prevent us from offering some services or solutions in the future. Any related proceedings could require us to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage our reputation and/or require us to incur additional costs to obtain the right to continue to offer a service or solution to our clients. If we cannot secure this right at all or on reasonable terms, or we cannot substitute alternative technology, our results of operations could be materially adversely affected. The risk of infringement claims against us may increase as we expand our industry software solutions.

        In the operation of our AR holographic ads business, we do not enter into any agreements directly with the copyright owners of the videos in which ads are placed using our software. Consequently, there is no assurance that we will not be affected by disputes between platform operators, on the one hand, and copyright owners of such videos, on the other hand.

        Additionally, in recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming us or our clients could be costly to defend or lead to an expensive settlement or judgment against us. Moreover, such an action could result in an injunction being ordered against our client or our own services or operations, causing further damages.

        In addition, we rely on third-party software in providing some of our services and solutions. If we lose our ability to continue using such software for any reason, including because it is found to infringe the rights of others, we will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. Our inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect our results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

        Competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

        Our business depends on the continuous and reliable operation of our IT systems. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our customers and end-users to migrate to our competitors' platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our end-users increases and more user data are generated on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and process content.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

        Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to expand customer base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

        Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

        We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to collect our receivables or unbilled services, our results of operations, financial condition and cash flows could be adversely affected.

        Our business depends on our ability to successfully and timely obtain payment from our customers of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on 30 to 60 day cycles. We have established allowances for losses of receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate, and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our customers, including bankruptcy and insolvency. This could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Recovery of customer financing and timely collection of client balances also depend on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our customer balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.

        The Internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained Business Performance Permit, Telecom Value-added Service License and Network Culture Operation License Business Performance Permit.

        Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may not be sufficient to meet regulatory requirements, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we further develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

        As the Internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities' interpretation of these laws and regulations.

        As of the date of this prospectus, we have not received any material penalties from the relevant government authorities for our past business operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

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  There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See "—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected" and "Regulation."

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  The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of Internet business.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

        Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data we collect through our game distribution platform and integrated holographic AR software offering, including:

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  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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  addressing concerns related to privacy and sharing, safety, security and other factors; and

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  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

        The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and any non-compliance may subject us to negative publicity which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

Our business depends on the market recognition of our brand, and if we are unable to maintain and enhance brand recognition, our business, financial conditions and results of operations may be materially and adversely affected.

        We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to attract customers, especially in this novel and evolving market. Since we operate in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain our market position. We cannot assure you that our marketing activities will be successful or that we will be able to achieve the brand promotion effect we expect.

Our success depends on the interoperability of our products and services with next-generation AR hardware.

        The success of our products depends upon the cooperation of AR hardware manufactures to ensure interoperability with our products and offer compatible products and services to end users. To the extent that hardware manufactures perceive that their products and services compete with ours, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats, or engage in practices to actively limit the functionality, compatibility and certification of our products. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and it may be difficult and more costly for us to achieve functionality and service levels that would make our services attractive to end users, any of which could negatively impact our business and operating results.

Future litigation could have a material and adverse impact on our business, financial condition and results of operations.

        From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes and competition claims. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management's attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our business, financial condition and results of operations.

Negative media coverage could adversely affect our business.

        Negative publicity about us and our business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which we operate, can harm our operations. Negative publicity concerning these parties could be related to a wide variety of matters, including:

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  alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

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  false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, and other employees;

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  user complaints about the quality of our products and services;

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  copyright or patent infringements involving us and content offered on our platforms; and

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  governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

        In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2017 and 2018 and as of December 31, 2017 and 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. as of August 31, 2016. The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework. Upon completion of this offering, we will become a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an "emerging growth company" as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

        We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

        In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. Any such negative developments could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have limited business insurance coverage.

        Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign ownership of the telecommunication business and certain other businesses in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), or the Negative List, and Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) , foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List, Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016) and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing business, internet audio-visual programs business, internet culture business and radio and television program production business.

        We are a Cayman Islands company and our PRC subsidiary is currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiary are eligible to operate internet video, online advertising services or other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Beijing WiMi Software Co., Ltd., or our VIE, and its subsidiaries. Our wholly owned subsidiary in China, Beijing WiMi Hologram Cloud Internet Technology Co., Ltd., have entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results as our VIE under U.S. GAAP. See "Corporate History and Structure" for details.

        If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the telecommunication business and certain other businesses, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lacks the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and MOFCOM, would have broad discretion in dealing with such violations or failures, including:

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  revoking the business licenses and/or operating licenses of such entities;

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  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

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  imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

        Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE that most significantly impacts its economic performance and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        In January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the Foreign Investment Law, or the draft Foreign Investment Law 2015, for public review and comment. Among other things, the draft Foreign Investment Law 2015 expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as a foreign invested enterprise, or FIE. It specifically provides that entities established in China (without direct foreign equity ownership) but "controlled" by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth in a "negative list" to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment "restrictions" in the "negative list," the FIE must go through a MOFCOM pre-approval process.

        Under the draft Foreign Investment Law 2015, variable interest entities that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately "controlled" by foreign investors, and any of their operations in the industry categories included in the "negative list" without MOFCOM pre-approval may be considered illegal. Conversely, for any companies with a variable interest entity structure engaged in a "restricted" business included in the "negative list," the variable interest entity structure may be deemed legitimate if it is ultimately controlled by PRC nationals. The draft Foreign Investment Law 2015 is not specific on what will happen to companies with an existing variable interest entity structure.

        In March 2019, the Standing Committee of the National People's Congress of the PRC published a draft of Foreign Investment Law, or the draft Foreign Investment Law 2019, for public review and comment. Among other things, the Foreign Investment Law 2019 defines the "foreign investment" as the investment activities in China conducted by foreign individuals, enterprises and other organizations (collectively, the "Foreign Investors") in a direct or indirectly manner, including any of the following circumstances: (1) the Foreign Investor, by itself or together with other investors, invests and establishes new projects, sets up FIE, or increases its investment in China; (2) the Foreign Investor acquires shares, equities, asset tranches, or other similar rights and interests of enterprises in China; (3) the Foreign Investor invests in China in other ways as stipulated by laws, administrative regulations or otherwise regulated by the State Council. Such new draft leaves uncertainty with respect to whether Foreign Investors control PRC onshore variable interest entities via contractual arrangements will be recognized as "foreign investment". Pursuant to the draft Foreign Investment Law 2018, PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a "negative list" (the "Negative List", which shall be promulgated by or promulgated with approval by the State Counsel), to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations.

        The internet content service and online culture activities that we conduct through our VIE are subject to foreign investment restrictions set forth in the Negative List of Industries for Foreign Investment (2017 Revision) (the "2017 Catalogue") and Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) (the "2018 Negative List") issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new "negative list" to be issued under the draft Foreign Investment Law 2018 will be different from the 2017 Catalogue and the 2018 Negative List. Substantial uncertainties exist with respect to the enactment timetable and final content of the draft Foreign Investment Law. To date, there is no timetable for the enactment of the draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions to be taken by us, such as a pre-approval process or satisfaction of certain conditions, there is no assurance that we can obtain such pre-approval on a timely basis or meet such criteria, or at all.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        We have relied and expect to continue to rely on contractual arrangements with Beijing WiMi Software Co., Ltd., or our VIE, and its shareholders, and certain of its subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2017 and 2018.

        If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer its equity interest in our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders' equity interests in our VIE, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our shareholders or the shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

        The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

        All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

We may lose the ability to use and enjoy assets held by our VIE and its subsidiaries that are important to our business if our VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIE, the entity holds certain assets that are material to the operation of certain portion of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations

Contractual arrangements we have entered into with our VIE may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary's tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE's tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the chops of our PRC subsidiary, our VIE and its subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

        In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Adverse changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

        The majority of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

        The PRC government exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

        The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

        Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China's economy remained relatively stable, there is a possibility that China's economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Under the PRC enterprise income tax law, we may be classified as a PRC 'resident enterprise,' which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

        Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative

Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

        According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) not less than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

        Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, Jingtian & Gongcheng Law Firm, our legal adviser as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

        We do not meet all of the conditions above; therefore, we believe that we should not be treated as a "resident enterprise" for PRC tax purposes even if the standards for "de facto management body" prescribed in the SAT Circular 82 are applicable to us.

        However, it is possible that the PRC tax authorities may take a different view. Jingtian & Gongcheng Law Firm, our legal adviser as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

        Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiary to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

        Non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

        We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

        In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

        There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

        Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

        We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

        Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

China's M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce, or the MOFCOM, that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterpart or anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

        SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

        SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary's ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any transfer of funds by us to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in

China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in PBOC Notice No. 9. Any medium- or long-term loan to be provided by us to our VIE must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiary. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiary, and we are allowed to make capital contributions to our PRC subsidiary by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiary by us, (i) if the PRC subsidiary adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiary; and (ii) if the PRC subsidiary adopt the foreign exchange administration mechanism as provided in Notice of the People's Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People's Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People's Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People's Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiary has the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

        The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Our PRC subsidiary and VIE are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements, conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

        We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our VIE for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if our PRC subsidiary, our VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and China's foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

        In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

        The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

        According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of our learning center locations have failed to provide the title certificates to us. Our right to lease the premises may be interrupted or adversely affected if our landlords are not the property owners and the actual property owners should appear.

        In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If our use of the leased premises is not in full compliance with the approved use of the land, we may be unable to continue to use the property, which may cause disruption to our business.

Risks Relating to the ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        We intend to apply to list our ADSs on Nasdaq. We have no current intention to seek a listing for our ordinary shares on any other stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The market price for our ADSs may be volatile.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new product and service offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our products and services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$ per ADS, representing the difference between the assumed initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2018, after giving effect to the net proceeds to us from this offering. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

        Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the

Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                ADSs (representing                ordinary shares) outstanding immediately after this offering, or                ADSs (representing                ordinary shares) if the underwriters exercise their overallotment option in full. In connection with this offering, we and our directors, executive officers, certain existing shareholders and option holders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

We will incur increased costs as a result of being a public company.

        As a result of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future. In addition, we expect the number of lawsuits filed against us to increase due to the higher public profile we will have as a public company.

Techniques employed by short sellers may drive down the market price of the ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class B ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the underlying Class B ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class B ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class B ordinary shares unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled receive notice of, to attend or vote at any general meeting, our directors may close our register of members for a stated period not exceeding thirty calendar days and/or fix in advance a record date for determining those shareholder that are entitled to receive notice of, attend or vote at such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class B ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class B ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class B ordinary shares represented by your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of the ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. In addition, it is reported that the CSRC intended to propose a pre-approval regime that requires all offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions to obtain CSRC's approval. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Jingtian & Gongcheng Law Firm, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on Nasdaq in the context of this offering, given that:

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  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

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  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

        Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We plan to take advantage of such exemptions afforded to an emerging growth company. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

        As an exempted company incorporated in the Cayman Islands that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an 'emerging growth company.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

        In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, we will hold a substantial amount of cash following this offering and our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and "excess distributions" and additional reporting requirements. See "Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

  •
  general economic, political, demographic and business conditions globally and in China;

  •
  fluctuations in inflation and exchange rates in China;

  •
  our ability to implement our growth strategy;

  •
  our ability to retain, grow and engage our user base and expand our product offering;

  •
  changes in consumer tastes and preferences;

  •
  the availability of qualified personnel and the ability to retain such personnel;

  •
  changes in content-related costs and other operating costs;

  •
  changes in government regulation and tax matters;

  •
  other factors that may affect our business, financial condition and results of operations; and

  •
  other risk factors discussed under "Risk Factors."

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

 USE OF PROCEEDS

        Based on the initial public offering price of US$            per ADS, we expect to receive (i) net proceeds of approximately US$             million in the aggregate (or net proceeds of approximately US$             million in the aggregate if the underwriters exercise their over-allotment option in full in connection with this offering) from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We plan to use 100% of the net proceeds for research and development purposes, including the development of holographic facial recognition system, holographic artificial intelligence facial change, holographic digital life system, holographic education intellectual properties, holographic navigation system for cars, holographic shopping system and holographic tourism navigation system.

        If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

 DIVIDEND POLICY

        We have not declared and currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Risk Factors—Risk Related to Doing Business in China—Foreign exchange control may limit our ability to utilize our revenues effectively and affect the value of your investment."

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class B ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class B ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class B ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares."

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2018:

  •
  on an actual basis;

  •
  on a pro forma as adjusted basis to reflect the issuance and sale of            Class B ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$            per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of December 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
(in thousands)
Equity:
Share capital
Additional paid-in capital
Other reserves and retained earnings

Equity attributable to equity holders of our company

Total liabilities and shareholders' equity

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only.

DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2018 was approximately US$        per ordinary share and US$        per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to (our issuance and sale of                ADSs offered in this offering at an initial public offering price of US$        per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately US$         million, or US$        per ordinary share and US$        per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$        per ordinary share, or US$        per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution at the initial public offering price per ordinary share is US$        and all ADSs are exchanged for ordinary shares.

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

        The pro forma information discussed above is illustrative only.

        The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$        per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class B ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary shares Purchased
Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(in thousands of US$)		US$	US$
Existing shareholders
New investors
Total

 ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

        We were incorporated in the Cayman Islands in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Puglisi & Associates as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. federal securities law as if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

        Jingtian & Gongcheng Law Firm, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Jingtian & Gongcheng Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our ordinary shares.

 CORPORATE HISTORY AND STRUCTURE

Our Corporate History

        We commenced our commercial operations in May 2015 through Beijing WiMi Hologram Cloud Software Co., Ltd. (previously under the name "WiMi Lightspeed Capital Investment Management (Beijing) Co., Ltd."), or Beijing WiMi. In February 2016, Beijing WiMi formed a wholly-owned subsidiary, Micro Beauty Lightspeed Investment Management HK Limited in Hong Kong. In addition, Beijing WiMi obtained 100% equity interest in Shenzhen Yidian Internet Technology Co., Ltd. in October 21, 2015, Shenzhen Yitian Hulian Internet Technology Co., Ltd. in August 20, 2015 and Shenzhen Kuxuanyou Technology Co., Ltd in August 26, 2015.

        We incorporated WiMi Hologram Cloud Inc. under the laws of the Cayman Islands as our offshore holding company in August 2018 to facilitate offshore financing. In September 2018, we established WiMi Hologram Cloud Limited, or WiMi HK, our wholly-owned Hong Kong subsidiary, and WiMi HK established a wholly-owned PRC subsidiary, Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., or Hologram WiMi, which is referred to as our WFOE in this prospectus.

        Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, Hologram WiMi later entered into a series of contractual arrangements with Beijing WiMi, which we refer to as our VIE in this prospectus, and its shareholders. We depend on these contractual arrangements with our VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China. For more details, see "—Contractual Arrangements with Our VIE and Its Shareholders." The shareholders of our VIE may have potential conflicts of interest with us. See "Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition."

        Under PRC laws and regulations, our PRC subsidiaries may pay cash dividends to us out of their respective accumulated profits. However, the ability of our PRC subsidiaries to make such distribution to us is subject to various PRC laws and regulations, including the requirement to fund certain statutory funds, as well as potential restriction on currency exchange and capital controls imposed by the PRC government. For more details, see "Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business" and "Regulation—Regulations Relating to Dividend Distributions."

        As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIE. We treat it and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

Recent Share Issuances

        In the last quarter of 2018, in connection with the reorganization of our company we issued a total of 20,115,570 Class A ordinary shares to our Chairman for an aggregate consideration of approximately US$2,011.56 and a total of 79,885,430 Class B ordinary shares to the equity holders of WiMi Beijing for an aggregate consideration of approximately US$7,988.54, in each case under Regulation S under the Securities Act of 1933.

        In November 2018, we issued a total of 8,611,133 Series A preferred shares to two investors for an aggregate consideration of approximately RMB 137 million (US$20 million), in each case under Regulation S under the Securities Act of 1933.

Corporate Structure

        The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters, based on the initial public offering price of US$        per ADS.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        Currently, substantially all of our users and business operations are located in the PRC and we do not have plans for any significant overseas expansion, as our primary focus is the PRC hologram market, which we believe possesses tremendous growth potential and attractive monetization opportunities.

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See "PRC Regulation—Regulations on Foreign Investment Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version)." We are a company incorporated in the Cayman Islands. Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., our PRC subsidiary, is considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Beijing WiMi Hologram Cloud Software Co., Ltd., our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details of these and other risks associated with our VIE structure, see "Risk Factors—Risks Related to Our Corporate Structure."

        On November 6, 2018, WiMi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of WiMi Cayman prior to the reorganization. WiMi Cayman, and WiMi HK were established as the holding companies of WiMi WFOE. WiMi WFOE is the primary beneficiary of WiMi Beijing and its subsidiaries, and all of these entities included in WiMi Cayman are under common control which results in the consolidation of WiMi Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of WiMi Cayman.

        The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters, based on the initial public offering price of US$        per ADS.

Contractual Arrangements with Our VIE and Its Shareholders

        The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hologram WiMi, our VIE and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; (iii) have an exclusive option to purchase the equity interests in our

VIE, and (iv) have an exclusive option to purchase all or part of the assets of our VIE when and to the extent permitted by PRC law.

Agreements that provide us effective control over our VIE

        Shareholders' Voting Rights Proxy Agreement.    Pursuant to the shareholders' voting rights proxy agreements dated November 6, 2018, by Hologram WiMi and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized Hologram WiMi or any person(s) designated by Hologram WiMi to exercise such shareholder's voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder's equity interest in Beijing WiMi, and other shareholders' voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The shareholders' voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

        Equity Interest Pledge Agreement.    Pursuant to the equity interest pledge agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to Hologram WiMi to guarantee their and Beijing WiMi's obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Hologram WiMi in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without Hologram WiMi's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We are in the process of completing the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

        Spousal Consent Letters.    Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from our VIE

        Exclusive Business CooperationAgreement.    Under the exclusive business cooperation agreement between Hologram WiMi and Beijing WiMi, dated November 6, 2018, Hologram WiMi has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Hologram WiMi has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay Hologram WiMi service fee at an amount equal to the consolidated profit minus the loss (if any). This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

Agreements that provide us with the option to purchase the equity interests in our VIE

        Exclusive Share Purchase Agreement.    Pursuant to the exclusive share purchase agreement dated November 6, 2018, by and among Hologram WiMi, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

Agreements that provide us with the option to purchase the assets in our VIE

        Exclusive Asset Purchase Agreement.    Pursuant to the exclusive asset purchase agreement dated November 6, 2018 by Hologram WiMi and Beijing WiMi, Beijing WiMi irrevocably granted Hologram WiMi an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi's current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of Hologram WiMi, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Hologram WiMi any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Hologram WiMi's sole discretion.

        In the opinion of Jingtian & Gongcheng Law Firm, our PRC legal counsel:

  •
  the ownership structures of Hologram WiMi and Beijing WiMi, both currently and immediately after giving effect to this offering, are not in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Hologram WiMi and Beijing WiMi and its shareholders governed by PRC law both currently and immediately after giving effect to this offering are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws, and do not and will not result in any violation of PRC laws or regulations currently in effect.

        However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our hologram business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statement of income and comprehensive income for the years ended December 31, 2017 and 2018 and the summary consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Exchange Rate Information" and our consolidated financial statements included elsewhere in this prospectus.

	For the Years Ending December 31,
Consolidated Statements of Income and Comprehensive Income:	2017	2018	2018
	RMB	RMB	USD
Operating revenues	192,029,524	225,271,564	32,823,109
Cost of revenues	(79,180,187)	(85,414,061)	(12,445,224)

Gross profit	112,849,337	139,857,503	20,377,885

Operating expenses	(35,550,993)	(39,054,908)	(5,690,481)

Income from operations	77,298,344	100,802,595	14,687,404

Other expenses, net	(3,432,362)	(3,509,207)	(511,308)

Provision for income taxes	(528,011)	(8,075,596)	(1,176,652)

Net income	73,337,971	89,217,792	12,999,444
Other comprehensive income (loss)	(250,623)	1,759,288	256,336

Comprehensive income	73,087,348	90,977,080	13,255,780

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	100,000,000

Diluted	100,000,000	100,922,621	100,922,621

EARNINGS PER SHARE
Basic	0.73	0.89	0.13

Diluted	0.73	0.88	0.13

	December 31,
Summary Consolidated Balance Sheet Data:	2017	2018	2018
	RMB	RMB	USD
Current assets	52,030,035	213,295,430	31,078,131
Other assets	405,451,567	394,187,996	57,435,016

Total assets	457,481,602	607,483,426	88,513,147
Total liabilities	367,275,213	288,561,957	42,044,811

Total shareholders' equity	90,206,389	318,921,469	46,468,336

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should carefully read the "Risk Factors" section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

        We were the largest holographic AR application platform in China, in terms of the total revenue in 2017, according to Frost & Sullivan. By leveraging our strong technological capabilities and infrastructure, we are able to deliver superior products and services and conduct our operations in a highly efficient manner.

        The core of our business are holographic AR technologies used in software engineering, content production, cloud and big data.

        We have grown rapidly since our inception. We generate revenues primarily from holographic advertising solution and holographic entertainment. Our total revenues increased by RMB 33,242,040, or 17.3%, from RMB 192,029,524 for the year ended December 31, 2017 to RMB 225,271,564 for the year ended December 31, 2018. Our net income increased by RMB 15,879,821, or 21.7%, from RMB 73,337,971 for the year ended December 31, 2017 to RMB 89,217,792 for the year ended December 31, 2018.

Key Factors that Affect Operating Results

Our ability to increase number of customers and average revenue for AR advertising services

        In 2018, primarily all of our revenue was generated by our AR advertising services and our middleware products. The number of our customers increased from 97 for the year ended December 31, 2017 to 121 for the year ended December 31, 2018, representing a 24.7% increase. In addition, average revenue per customer was RMB 1.4 million during the year ended December 31, 2017 as compared to approximately RMB 1.5 million per customer during the year ended December 31, 2018. Our ability to increase our revenue and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

        We believe that a core element of the competitiveness of the holographic AR industry is research and development related to technology development. The advancement of technology related to holographic AR will take the holographic AR experience, and new services, products and capabilities, to newer stages of development. To retain and attract existing and potential clients, we must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, augmented reality and image processing technology, intelligent hardware technology, and photosensitive signal transmission technology to create novel service and product offerings.

China's per capita expenditure on education, cultural and recreation

        China's per capita expenditure on education, cultural and recreation rose at a CAGR of 10.5% from RMB 1,398 in 2013 to RMB 2,086 in 2017. China's residents are allocating an increasing portion of their expenditures on education, cultural and recreation. And China's per capita expenditure on education, cultural and recreation is predicted to reach RMB 3,125 in 2022, representing a CAGR of 8.4% from 2017 to 2022. The increase in expenditure on education, cultural and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market will have an effect on our operating results.

Our ability to pursue strategic opportunities for growth

        We intend to continue to pursue strategic acquisitions and investments in selective technologies and businesses in the holographic AR industry that will enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic acquisitions and investments will likely have an effect on our operating results over time.

Our ability to expand our application fields and diversifying customer base

        Currently, the existing applications of holographic AR include primarily the entertainment and advertising industries, which are the industries we are currently focused on. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as assistance in surgery and tele-diagnose, and assistance in training and education. Our ability to expand our application fields and diversifying our customer base may effect on our operating results in the future.

Key Components of Our Results of Operations:

Revenues

        Our revenues consist of AR advertising services revenue and AR entertainment revenue. AR advertising services use holographic materials and integrate into advertisement on the online media platforms or offline displays. We generate revenue when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression ("CPM") or cost per action ("CPA") for on line display and service period for offline display contracts.

        AR entertainment revenue included SDK payment channel services, software development, mobile games services and technology developments. We generate related revenue when a user completes the payment transaction for SDK payments, net of payments to content providers. We generate revenue from sales of software development services. Revenue generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for use our game portal.

Cost of Revenues

        For AR advertising services, the cost of revenue consist of the costs paid to channel providers in accordance with revenue-sharing arrangements.

        For AR entertainment, the cost of revenue consist of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for our professionals.

Operating expenses

        Operating expenses include selling, general and administrative and research and development expenses.

        Selling expenses were mainly salary and benefit expenses for our sales team and related travel expenses. General and administrative expenses were mainly salary and benefit of management, professional fees, rental and other operating expenses of attributable to general and administrative activities. Research and development expenses are mainly salary and benefits for in house software engineers and payments made to outside subcontractors.

        We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and with becoming a publicly traded company.

Results of Operations

For the years ended December 31, 2017 and 2018

	For Years Ended December 31,			Variances
	2017	2018	2018	Amount	%
	RMB	RMB	USD	RMB
Revenues	192,029,524	225,271,564	32,823,109	33,242,040	17.3%
Cost of revenues	(79,180,187)	(85,414,061)	(12,445,224)	6,233,874	7.9%

Gross profit	112,849,337	139,857,503	20,377,885	27,008,166	23.9%
Selling expenses	(1,235,773)	(1,212,400)	(176,652)	(23,373)	(1.9)%
General and administrative expenses	(24,618,898)	(29,822,426)	(4,345,266)	5,203,528	21.1%
Research and development expenses	(9,696,322)	(8,020,082)	(1,168,563)	(1,676,240)	(17.3)%

Income from operations	77,298,344	100,802,595	14,687,404	23,504,251	30.4%
Other expense, net	(3,432,362)	(3,509,207)	(511,308)	76,845	2.2%

Income before provision for income taxes	73,865,982	97,293,388	14,176,096	23,427,406	31.7%
Provision for income taxes	(528,011)	(8,075,596)	(1,176,652)	7,547,585	1,429.4%

Net income	73,337,971	89,217,792	12,999,444	15,879,821	21.7%

Revenues

        Our revenues from our revenue categories for the years ended December 31, 2017 and 2018 are summarized as follows:

	For Years Ended December 31,			Variances
	2017	2018	2018	Amount	%
	RMB	RMB	USD	RMB
Revenues
AR advertising	133,078,464	181,241,346	26,407,703	48,162,882	36.2%
AR entertainment	58,951,060	44,030,218	6,415,406	(14,920,842)	(25.3)%

Total revenue	192,029,524	225,271,564	32,823,109	33,242,040	17.3%

        Total revenues increased by approximately RMB 33.2 million, or 17.3%, from approximately RMB 192.0 million for the year ended December 31, 2017 to approximately RMB 225.3 million (USD 32.8 million) for the year ended December 31, 2018, due to an increase of approximately RMB 48.2 million (USD 7.02 million) of AR advertising revenue, offset by a decrease of approximately RMB 14.9 million (USD 2.17 million) of AR entertainment revenue.

        Our AR advertising services revenue increased by approximately RMB 48.2 million, or 36.2%, from approximately RMB 133.1 million for the year ended December 31, 2017 to approximately RMB 181.2 million (USD 26.4 million) for the year ended December 31, 2018. The increase was primarily attributable to the increase in number of advertisers who are our customers as a result of more referrals from customers who are satisfied with our services. During the year ended December 31, 2018, we had 121 customers, which was 24 more than the 97 customers during the year ended December 31, 2017. Average revenue per customer was RMB 1.4 million during the year ended December 31, 2017 as compared to approximately RMB 1.5 million per customer during the year ended December 31, 2018. Average revenue increase is due to the improvement in technologies where we could embed more contents in the advertisements.

        Our AR entertainment revenue decreased by approximately RMB 14.9 million, or 25.3%, from approximately RMB 58.9 million for the year ended December 31, 2017 to approximately RMB 44.0 million (USD 6.4 million) for the year ended December 31, 2018 . The decrease was primarily attributable to a decrease in MR software development service fee recognized in the current period.

Cost of Revenues

        Our cost of revenues from our revenue categories are summarized as follows:

	For Years Ended December 31,			Variances
	2017	2018	2018	Amount	%
	RMB	RMB	USD	RMB
Cost of revenues
AR advertising	66,148,464	81,437,761	11,865,859	15,289,297	23.1%
AR entertainment	13,031,723	3,976,300	579,365	(9,055,423)	(69.5)%

Total cost of revenues	79,180,187	85,414,061	12,445,224	6,233,874	7.9%

        Total cost of revenues increased by approximately RMB 6.2 million, or 7.9%, from approximately RMB 79.2 million for the year ended December 31, 2017 to approximately RMB 85.4 million (USD 12.4 million) for the year ended December 31, 2018.

        AR advertising services cost of revenue increased by approximately RMB 15.3 million, or 23.1%, from approximately RMB 66.1 million for the year ended December 31, 2017 to approximately RMB 81.4 million (USD 11.9 million) for the year ended December 31, 2018. The increase of cost of revenues was in line with the increase of AR advertising services revenue. However increase in cost of revenue was less than increase in revenue as we were able to negotiate better cost with our channel providers due to increased sales volume.

        AR entertainment cost of revenue decreased by approximately RMB 9.0 million, or 69.5%, from approximately RMB 13.0 million for the year ended December 31, 2017 to approximately RMB 4.0 million (USD 0.6 million) for the year ended December 31, 2018. The decrease in cost of revenue was in line with decreased revenue as we used more our professionals rather than third party consultants.

Gross Profit

        Our gross profit increased by approximately RMB 27.0 million, from approximately RMB 112.8 million for the year ended December 31, 2017 to approximately RMB 139.8 million (USD 20.4 million) during the year ended December 31, 2018. The increase was mainly due to the significant increase of AR advertising revenue during the year ended December 31, 2018. For the years ended December 31, 2017 and 2018, our overall gross margin was 58.8% and 62.1%, respectively. The increase in gross margin was due to the increased gross margin of the two segments.

        Our gross profit from our major revenue categories are summarized as follows:

	For the Years ended December 31,			Variance
	2017	2018	2018	Amount/%
	RMB	RMB	USD
AR advertising
Gross profit	66,930,000	99,803,585	14,541,844	32,873,585
Gross margin	50.3%	55.1%		4.8%
AR entertainment
Gross profit	45,919,337	40,053,918	5,836,041	(5,865,419)
Gross margin	77.9%	91.0%		13.1%
Total
Gross profit	112,849,337	139,857,503	20,377,885	27,008,166
Gross margin	58.8%	62.1%		3.3%

        Our gross margin for AR advertising services increased from 50.3% for the year ended December 31, 2017 to 55.1% for the year ended December 31, 2018 mainly due to our ability to increase in average revenue and decrease our average cost of revenue for the year ended December 31, 2018.

        Our gross margin for AR entertainment increased from 77.9% for the year ended December 31, 2017 to 91.0% for the year ended December 31, 2018 mainly due to the decrease in cost of revenue was more than decrease in revenue since we used more our internal professionals rather than third party consultants.

Operating Expenses

        During the year ended December 31, 2017, we incurred a total of approximately RMB 35.6 million operating expenses, an increase of approximately RMB 3.5 million, or 9.9%, as compared to a total of approximately RMB 39.1 million (USD 5.7 million) during the year ended December 31, 2018.

        Selling expenses were approximately RMB 1.2 million (USD 0.2 million) for both years ended December 31, 2017 and 2018. Selling expenses were mainly salary and benefit expenses for our sales team and related travel expenses and remained fairly consistent comparing the two years representing 0.64% of total revenue for 2017 and 0.54% of total revenue for the year ended 2018.

        General and administrative expenses increased by approximately RMB 5.2 million, or 21.1%, from RMB 24.6 million for the year ended December 31, 2017 to approximately RMB 29.8 million (USD 4.3 million) for the year ended December 31, 2018. The increase was mainly due an increase of professional fees including audit fees and other professional fees in relation to our IPO for approximately RMB 2.9 million, an increase of amortization and depreciation expenses of approximately RMB 0.8 million, an increase of salary expense and benefit expenses of approximately RMB 0.8 million which was attributable to the subsidiaries established during the last quarter of 2017. General and administrative expenses remained fairly consistent at 12.8% and 13.2% of total revenue for the years ended 2017 and 2018, respectively.

        Research and development expenses decreased by approximately RMB 1.7 million, or 17.3%, from approximately RMB 9.7 million for the year ended December 31, 2017 to approximately RMB 8.0 million (USD 1.2 million) for the year ended December 31, 2018. The decrease was mainly due to our ability to effectively utilize our R&D capabilities.

Other income (expenses), net

        Total other expenses, net were approximately RMB 3.4 million for the year ended December 31, 2017 and approximately RMB 3.5 million (USD 0.5 million) for the year ended December 31, 2018.

        Other income consists of gain from disposal of our investments and government subsidies. For the year ended December 31, 2018, we sold one of the cost-method investments with basis of RMB50,000 in 2018 for RMB 350,000 (USD50,997) resulting in a gain from disposal of cost-method investment of RMB300,000 (USD 43,711). We also disposed one of our subsidiaries for RMB 156,225 in November 2017 resulting in RMB134,774 of gain from disposal of subsidiary.

        Other income also includes government subsidies which increased by approximately RMB 0.6 million in 2018, as we applied and qualified for more government grants for new technology and software.

        Finance expense was mainly amortization of debt discount, which were RMB 4,191,002 and RMB 5,124,715 (USD746,696) for the years ended December 31, 2107 and 2018, respectively, which resulted from long-term business acquisition payables.

Provision for income taxes

        Our income tax expense increased by approximately RMB 7.5 million, or 1,429.4%, from approximately RMB 0.5 million for the year ended December 31, 2017 to approximately RMB 8.1 million (USD 1.2 million) for the year ended December 31, 2018.

        Current income tax increased by approximately RMB 7.6 million due to the increased taxable income of Shenzhen Yiren, Shenzhen Qianhai and Shenzhen Yidian, whose two years of tax exempt status has expired and are now taxed at a reduced income tax rate of 12.5%.

Net income

        Our net income was approximately RMB 73.3 million for the year ended December 31, 2017, compared to net income of approximately RMB 89.2 million (USD 13.0 million) for the year ended December 31, 2018. Such change was the result of the combination of factors discussed above.

Liquidity and Capital Resources

        In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, from debt and equity financings and from capital contributions from our existing shareholders.

        For the year ended December 31, 2018, we had cash of RMB 151.9 million (USD 22.1 million). Our working capital was approximately RMB 167.5 million (USD 24.4 million) as of December 31, 2018.

        We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        Although we consolidate the results of our consolidated VIEs and their subsidiaries, we only have access to cash balances or future earnings of our consolidated VIEs and their subsidiaries through our contractual arrangements with our consolidated VIEs.

        Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

        To utilize the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered in accordance with the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, as amended, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

        The following summarizes the key components of our cash flows for the years ended December 31, 2017 and 2018.

	For the Years Ended December 31			Variance
	2017	2018	2018	Amount	%
	RMB	RMB	USD	RMB
Net cash provided by operating activities	108,057,941	99,452,205	14,490,647	(8,605,736)	(8.0)%
Net cash used in investing activities	(118,364,263)	(98,597,356)	(14,366,091)	(19,766,907)	(16.7)%
Net cash (used in) provided by provided by financing activities	(3,800,000)	137,493,993	19,964,447	141,293,993	3,718.3%
Effect of exchange rate change on cash and cash equivalents	(234,124)	937,466	205,656	1,171,590	500.4%

Net change in cash and cash equivalents	(14,340,446)	139,286,308	20,294,659	153,626,754	1,071.3%

Operating activities

        Net cash provided by operating activities was approximately RMB 108.1 million for the year ended December 31, 2017 as compared to RMB 99.5 million (USD 14.5 million) for the year ended December 31, 2018.

        Net cash provided by operating activities for the year ended December 31, 2017 was primarily attributable to net income of approximately RMB 73.3 million with non-cash depreciation and amortization expense of approximately RMB 12.8 million and amortization of debt discount of RMB 4.2 million, offset by recovery of doubtful accounts of approximately RMB 0.1 million and deferred tax benefits of RMB 1.5 million. Cash inflow was also attributable to the increase of prepaid expenses and other current assets of approximately RMB 5.0 million, the increase of accounts payable of approximately RMB 17.1 million, the increase of taxes payable of approximately RMB 2.9 million. The cash inflow was offset by the increase of accounts receivable of approximately RMB 2.2 million consistent with our revenue increase, and the increase of deferred cost of revenue of RMB 3.2 million which were costs incurred for revenue that have not met recognition criteria.

        Net cash provided by operating activities for the year ended December 31, 2018 was primarily attributable to net income of approximately RMB 89.2 million (USD 13.0 million) with non-cash depreciation and amortization expense of approximately RMB 13.5 million (USD 2.0 million) and amortization of debt discount of RMB 5.1 million (USD 0.7 million), offset by non-cash deferred tax benefits of RMB 1.5 million (USD 0.2 million). The cash inflow was also attributable to the increase of accounts payable of approximately RMB 7.7 million (USD 1.1 million), increase of taxes payable of approximately RMB 8.1 million (USD 1.2 million) due to more income tax and VAT incurred as a result of increase in revenue and expiration of tax exempt status for some of our subsidiaries. Cash inflow was offset by the increase of accounts receivable of approximately RMB 11.3 million (USD 1.6 million) as we have expanded our operations by providing more credit sales, the increase of prepaid expenses and other current assets of approximately RMB 2.3 million (USD 0.3 million), the increase in deferred cost of revenue of approximately RMB 8.4 million (USD 1.2 million).

Investing activities

        Net cash used in investing activities was approximately RMB 118.4 million for the year ended December 31, 2017, compared to net cash used in investing activities of approximately RMB 98.6 million (USD 14.4 million) for the year ended December 31, 2018.

        Cash used in investing activities for the year ended December 31, 2017 was mainly due to the net payment for the Skystar acquisition of approximately RMB 18.0 million, repayments of business acquisition payables to related parties in the amount of RMB 98.7 million and purchases of property, plant and equipment of approximately RMB 2.0 million. The cash outflow was offset by the proceeds from sale of cost method investment of approximately RMB 0.1 million and cash acquired from acquisition of approximately RMB 0.2 million.

        Cash used in investing activities for the year ended December 31, 2018 was mainly due to the repayments of business acquisition payables to former shareholders of Skystar, Shenzhen Kuxuanyou, Shenzhen Yidian and Shenzhen Yitian in the amount of RMB 98.9 million (USD 14.4 million) and purchases of property, plant and equipment of approximately RMB 47,000 (USD7,000).

Financing activities

        Cash used in financing activities was approximately RMB 3.8 million for the year ended December 31, 2017, representing repayment of shareholder loans net of the capital contributed by two shareholders. Cash provided by financing activities was approximately RMB 137.5 million (USD 20.0 million) for the year ended December 31, 2018, stemming primarily from the issuance of convertible preferred shares to third party investors in an equity financing and borrowing from related parties.

        For the year ended December 31, 2017, cash used in financing activities was mainly repayment of RMB 33.8 million to Jie Zhao, our Chairman from a loan we made in 2016. The loans are interest free, no collateral and are due in 2021. Cash provided by financing activities for the year ended December 31, 2017 was mainly due to the capital contribution from our shareholders in the amount of approximately RMB 30.0 million.

        For the year ended December 31, 2018, cash provided by financing activities was mainly due to proceeds from issuance of Series A convertible preferred shares of approximately RMB 137.7 million (USD 20.0 million) and proceeds from related party loans of approximately RMB 14.6 million (USD 2.1 million), consisting approximately RMB 10.4 million (USD 1.5 million) from Jie Zhao and approximately RMB 4.2 million (USD 0.6 million) from Enweiliangzi Investment Co. (which is under common control of Jie Zhao) for cash flow purpose. The new loan is also interest free, no collateral and are due in 2021. The inflow of cash flow was offset by our repayment to Jie Zhou of approximately RMB 14.8 million (USD 2.2 million).

Commitments and Contingencies

        In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, "Loss Contingencies", we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Contractual Obligations

        As of December 31, 2018, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due In
	Total RMB	Less than 1 year	1 - 2 years	3 - 5 years	Thereafter
Contractual obligations
Operating leases obligations	6,866,156	2,716,811	4,149,345	—	—
Business acquisition payables—related parties*	110,855,328	—	110,855,328	—	—
Loans—related parties	127,755,993	—	127,755,993	—	—

Total	245,477,477	2,716,811	242,760,666	—	—

*
Represents future value of acquisition payments in relation to our acquisitions of Shenzhen Kuxuanyou, Shenzhen Yitian, Shenzhen Yidian and Skystar.

Holding Company Structure

        WiMi Hologram Cloud Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, WiMi Hologram Cloud Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and December 2018 were increases of 1.6% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management's difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates and Assumptions

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Significant accounting estimates reflected in the Company's consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, and deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Revenue recognition

        Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) the ability to collect is reasonably assured. Revenue is presented in the consolidated statements of income and comprehensive income net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its' customers.

(i)    AR Advertising Services

        AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. The Company provides AR advertisement services. Revenue is recognized when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression ("CPM") or cost per action ("CPA") for on line display and service period for offline display contracts.

        The Company enters into advertising arrangements with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is reasonably assured. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

        While none of the factors individually are considered presumptive or determinative, because the Company is the primary obligor and is responsible for (1) identifying and contracting with advisers; (2) establishing the selling prices of each of the CPM or CPA basis pricing model; and (3) performing all billing and collection activities, including retaining credit risk, the Company acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

(ii)   AR Entertainment

        The Company's AR entertainment includes mainly three sub-categories: SDK payment channel services, software development, and mobile games operations and technology developments.

  a. SDK Payment Channel Services

        The Company's SDK payment channel services enable game players/app users to make online payments through Alipay, Unipay or Wechat pay etc to various online content providers. When game players/app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

        The Company charges a fee for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. The Company recognizes SDK payment channel service revenue at the time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per-transaction basis. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, revenue from SDK payment service is recorded on a net basis.

  b. MR software development services

        The Company's MR software development service contracts are primarily on a fixed-price basis, which require the Company to perform services for MR application design, content development and integrating based on customers' specific needs. These services also require significant production and customization. The required customization work period is generally less than one year. Upon delivery of the customized software, customer acceptance is generally required.

        Revenues from customized MR software development services are recognized in accordance with Accounting Standards Codification ("ASC") 605-35-25, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on input or output methods for measuring the progress towards completion of the contracts. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various MR software resulting in its ability to reasonably estimate the progress toward completion on each fixed-price customized contracts. If there is an uncertainty about the collection of payment for the services, revenue is deferred until collectability becomes probable, generally upon receipt of cash.

        To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

  c. Mobile Games Services

        The Company generates revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on an assessment of various factors, including but not limited to whether the Company (i) is the primary obligor in the arrangement; (ii) has discretion in suppliers selection; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, revenue from Mobile Games services are recorded on a net basis.

  —Jointly operated mobile game publishing services

        The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third-party-owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in-game premium features to enhance their game-playing experience. The Company contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third-party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company's obligation in the publishing services is completed upon the purchase of coins by the game players.

        With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers; (iii) the developers have the right to change the pricing of in-game virtual items. The Company's responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

  —Licensed out mobile games

        The Company also licenses third-parties to operate its mobile games developed internally through mobile portal and receives revenue-based royalty payments from the third-party licensee operators on a monthly basis. The revenue-based royalty payments are recognized when all other revenue recognition criteria are met. The Company records revenues on a net basis, as the Company does not have the primary responsibility for fulfillment and acceptability of the game services.

  d. Technology developments

        Revenue from fixed-price a technology development contract requires the Company to design applications based on customers' specific needs. The Company recognizes its development revenues upon completion of the design after the acceptance by its customer with no more future obligation of the design project using completed contract method as the duration of the design period is short, usually approximately 3 months or less.

        Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Accounts receivable, net

        Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management's best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Intangible assets, net

        The Company's intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Business Combination

        The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company's operating results from the date of acquisition.

Income taxes

        The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

        Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

        An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2016 to 2017 are subject to examination by any applicable tax authorities.

Internal Control of Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2017 and as of December 31, 2017, we and our independent registered public accounting firm identified two "material weaknesses" in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified are related to (1) our lack of sufficient skilled staff with U.S. GAAP and SEC reporting knowledge for the purpose of financial reporting as well as the lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) absence of audit committee and internal audit function to establish formal risk assessment process and internal control framework.

        In response to the material weakness identified prior to this offering, we are in the process of implementing a number of measures to address the material weakness that has been identified, including: (i) streamline our accounting department structure and enhance U.S. GAAP expertise on a continuous basis; (2) hire a new reporting manager who has sufficient expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (3) make an overall assessment on the current finance and accounting resources and have plans to hire new finance team members with U.S. GAAP qualification in order to strengthen our U.S. GAAP reporting framework; (4) participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (5) provide internal training to our current accounting team on US GAAP knowledge. We are also in the process of completing a systematic accounting manual for US GAAP and financial closing process.

        For the second identified material weakness, we are in the process of establishing an audit committee before the closing of the IPO. We will form an internal audit function and have plans to hire internal auditors to strengthen the overall governance of the company. The internal auditor will be independent of our operations and will report directly to the audit committee. We will perform self-assessment of internal control effectiveness on a continuous basis, which will be led by our internal auditor. We will also hire more competent personnel and involve professional service companies to help us implement SOX 404 compliance together with the establishment of our internal audit function.

        However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective internal controls over financing reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting.

Recent Accounting Pronouncements

        A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

        Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the "probability of default" by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development.

Liquidity Risk

        We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

        While our reporting currency is the RMB, we have one operating entity's functional currency is HK dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between HK dollar and RMB. If the RMB appreciates against the HK dollar, the value of our HKD revenue, earnings and assets as expressed in our RMB financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

 INDUSTRY OVERVIEW

China's Economic Ground

Nominal GDP in China

        Driven by a series of economic stimulus policies adopted by the Chinese government, including the Four-Trillion-Yuan Economic Stimulus Package and the Revitalization Plans of Ten Key Industries, China's nominal GDP grew rapidly from RMB59.5 trillion in 2013 to RMB82.7 trillion in 2017 at a CAGR of 8.6%. Going forward, the structural adjustment of the economy is predicted to be pushed forward strongly by the Chinese authorities to improve the quality and efficiency of economic development. The economy is likely to maintain a sound and healthy development. The nominal GDP is forecast to grow at a CAGR of 6.6% from 2017 to 2022. The robust economic growth creates a favorable macro environment for the further development of industries like entertainment industry or advertising industry in China.

Per capita disposable income of households in China

        Per capita disposable income of households in China has demonstrated strong growth momentum in the past few years, growing from RMB18.3 thousand in 2013 to RMB26.0 thousand in 2017, representing a CAGR of 9.2% in this period. In view of China's moderate economic growth outlook, it is estimated that the per capita disposable income of households in China will reach RMB 36.5 thousand in 2022, representing a CAGR of 7.0% from 2017 to 2022. The increase in per capita disposable income is a contributory factor that drives the growth of personal expenditures on entertainment activities and consuming products or services. For example, the increase in disposable income may lead more consumers to be more willing to experience emerging technology products like AR or VR products.

China's per capita expenditure on education, cultural and recreation

        China's per capita expenditure on education, cultural and recreation rose at a CAGR of 10.5% from RMB1,398 in 2013 to RMB2,086 in 2017. China's residents are allocating an increasing portion of their expenditures on education, cultural and recreation. And China's per capita expenditure on education, cultural and recreation is predicted to reach RMB3,125 in 2022, representing a CAGR of 8.4% from 2017 to 2022. The increase in expenditure on education, cultural and recreation boosts the growth of relevant markets, such as entertainment market and consuming electronic device market.

Overview of the Global and China Holographic AR Industry

Introduction of AR and holographic AR

        AR is a display concept involving the integration of real-world surroundings and virtual objects, as against the concept of VR (virtual reality), which involves merely artificial objects and space. The AR display of the interaction between reality and virtuality can be achieved via 2D screen, head-mounted devices or 3D space.

2D screen-based holographic AR

        The common example of current 2D screen based holographic AR are smartphone applications created with ARSDK, such as Apple's ARKit and Google's ARCore. These applications integrate digital objects into pre-recorded videos or real-time captured surroundings and the objects do not change their relative position against surroundings even if the devices are moved around. Therefore, it creates a perception for viewers that the digital holograms of objects are part of the existing video feeds or surroundings.

Head-mounted device-based holographic AR

        The popular examples of head-mounted device-based holographic AR include Microsoft HoloLens, Magic Leap, Google Glass. It works in a similar way as 2D screen based holographic AR, but it utilizes a head-mounted device and relies on the real-time captured surroundings. This has attracted great attentions globally, but are mainly targeting at corporate clients due to high price.

3D space-based holographic AR

        3D space-based holographic AR does not require 2D smartphone screen or head-mounted devices and viewers are able to experience hologram superimposed on real-time surroundings with unaided eyes. The key component of 3D space-based holographic AR is a flat transparent film made of special material, which is used to reflect and transmit the light field to audience and form a holographic display experience. The popular examples include Japanese virtual singers in concert shows and guides in museums, exhibitions, theme parks and tourism sites, such as DeepFrame by Realfiction. A more sophisticated product involving SLAM (simultaneous localization and mapping) is Navion by WayRay, used as head-up display (HUD) in automobile for holographic display on the windshield. Another type of 3D space-based holographic AR utilizes a multi-facet transparent screen where hologram is formed in the space centered by the screen, such as HoloPlayer by Looking Glass Factory.

        Holographic AR utilizes digital holography technology to record a digital hologram of objects and then transfer the recorded information to a computer to analyze and form 3D images, which are subsequently displayed in a two-dimensional (2D) surface or three-dimensional (3D) space.

        Holographic AR incorporates the characteristics of hologram and AR (augmentation reality). A hologram is a photographic recording of a light field to display a 3D projection of an item in the real world, as if the physical object were actually there.

        The holographic AR products and solutions provided by the Group are mainly 2D screen based holographic AR and 3D space based holographic AR with flat transparent film made of special material.

  •
  Description of the Value Chain and Subsectors

        The holographic AR industry value chain consists of three major segments. The upstream segment refers to key hardware, software, service and providers as well as players related to content production. The midstream participants are holographic AR solution providers, integrating upstream hardware and incorporating software system to form the final products or solutions, such as holographic AR adverting platform and head-mounted display. Downstream refers to end users, including government, enterprises and household/individual consumers.

        The business models for upstream and midstream participants in holographic AR market are different. While the hardware parts, software and service providers focus on research and development to further their core technology and reduce the production cost, the holographic AR device integrators and content creators also have to identify target users, build brand reputation and enhance the user experience. It is not uncommon that some holographic AR device integrators have strong in-house research capability and undertake the roles in both upstream and midstream segments.

        WIMI is currently involved in upstream segments, including software development, content production technology provision and content creation & distribution as well as midstream segment, namely holographic AR solution provision.

Note:    The segments where WIMI is currently involved in have been circled in dashed red line.

Source:    Frost & Sullivan

        The major forms of final products and services in holographic AR industry include hardware products, software and content products, and solution products and services.

        Holographic AR hardware products are the display devices providing holographic AR experience, mainly including holographic AR enabled smartphones/tablets and holographic AR head-mounted display. Through these devices, users are able to view the combined projections of reality captured by the camera and virtual objects simulated by the computer. The difference is that users view the projections through the screens of smartphone/tablets or by wearing the head-mounted display. The head-mounted display provides a more immersive experience; however, it requires the users to purchase a separate device.

        Holographic AR software and content products are the software application and content produced with holographic AR technology and used or played on the holographic AR display devices. These software and content can be either originally created or adapted from its 2D counterparts which have gained popularity in the past. Special holographic AR technology are used to facilitate these software and content, such as cameras which are equipped with 3D sensing and are able to capture the 3D position of objects. These holographic AR software and content products are usually distributed through the distribution platforms, which are either independent, such as Ali Huoyan( ), or embedded in the holographic AR operating system. Currently, the majority of developers are focusing game and entertainment related software and contents. In addition, the interests in education and utilities related software are also rising.

        Holographic AR solution products and services are integrated packages provided to government and enterprise clients to meet certain needs in their operation. These integrated packages involve hardware products, software and content products as well as service provided to facilitate clients with the implementation. Currently, the most well-established solution products are the tools for marketing and training. The novel form of marketing with holographic AR elements helps to attract potential customers and enhance their brand awareness. Holographic AR tools also provide great simulation for training, especially in industrial manufacturing and disaster relief.

  •
  The Role of the Platform Providers

        Along the holographic AR value chain, WIMI's primary role is the middleware platform provider, which connects the fundamental SDK platform providers and application developers.

        SDK platform is a package of toolkits of various functions which allow its users (middleware providers and application developers) to develop software application, framework and system without programming the code from sketch. Currently, the most well-known SDK platforms are Apple's ARKit and Google's ARCore, which provide the fundamental toolkits servicing IOS and Android ecosystem, and subsequently middleware providers and application developers are able to create various applications targeting at end users. In addition, leading Chinese internet companies, including Baidu, JD, Ali, Netease, have also built their own ARSDK platforms, mainly for in-house usage.

        Middleware platform is a package of modules which supplements the fundamental toolkits provided by SDK platform. It allows its users (application developers) to complete their software application without programming the code from sketch. Currently, the major middleware platform providers in China are WIMI, Sight Plus and Hiscene.

Source:    Frost & Sullivan

  •
  Market Size, Opportunities and Future Trends

        As a nascent market, global holographic AR market has a huge growth potential and has attracted large investments contributing to the industry growth since 2016. Several organizations including research and development labs are investing immensely in the technology to develop solutions for enterprise and consumer segments. Mobile augmented reality market has witnessed high adoption over the years across applications including gaming, media and marketing. The increasing scope of applications across different industries, such as advertising, entertainment, education and retail is expected to drive demand over the forecast period.

Note:    Hardware refers to the revenue of hardware manufacturers, including augmented reality rendering device, such as AR glasses, AR helmets, etc., and holographic imaging devices such as holographic projectors, holographic cabinets, holographic advertising machines, etc. Software & content refers to the revenue of participants who providing AR and holographic contents, ARSDK or technical services.

Source:    Frost & Sullivan

        China has a large number of Internet users and mobile Internet users. With the introduction of the underlying tool platform by system vendors such as Apple and Google, it is much more convenient for developers to create and apply diverse AR content, enabling AR technology to quickly reach a large number of users. In addition, stores offering AR experiences are penetrating rapidly in China shopping malls, consumers can enjoy the AR experience at a low cost, which has promote consumers' acceptance of AR. AR has been more widely used in beauty industry. A lot of camera software has integrated AR technology which allows simulation of makeup by uploading their photos, as simple as processing software. For example, Bulgari and Meitu Camera jointly launched the AR effect of its necklace.

Note:    Hardware refers to the revenue of hardware manufacturers, including augmented reality rendering device, such as AR glasses, AR helmets, etc., and holographic imaging devices such as holographic projectors, holographic cabinets, holographic advertising machines, etc. Software & content refers to the revenue of participants who providing AR and holographic contents, ARSDK or technical services.

Source:    Frost & Sullivan

  •
  Applications

        AR applications are currently mainly adopted by entertainment£advertisement, and education industry which has relative mature hardware environment and thus facilitate the development of software and content in these fields. In long-term horizon, there will also be applications in social network and communication fields even though currently such applications are still limited by hardware technologies.

Entertainment

        Entertainment industry is the first to enjoy the application of holographic AR. From hologram of TuPac, Hatsune Miku, late singer Teresa Deng, to the heat of Pokemon Go, AR gaming, hologram live concert, fashion shows has warmly embraced holographic AR.

        The market size of China holographic AR applied in entertainment recorded revenue of RMB0.6 billion in 2016, and it is expected to increase at a CAGR of 83.5% from 2016 to 2020 and another 92.8% from 2020 to 2025, reaching RMB180.0 billion by 2025. The growth is attributed to the increasing popularity of entertainment broadcast programs, especially live broadcast programs, including ceremonies, concerts, gala, and sport events, where AR is greatly potentiated. Besides, the enhanced accessibility of live broadcast, livestream brought by smartphone and other portable digital devices has also contributed to the growth.

        AR in gaming will move towards interactive games involving multi-players. More popular AR mobile phone games will come to market with strong IP backed. In addition, HMD based AR games will see rapid growth as HMD price going down. Holographic AR will also be more broadly applied on live broadcast. In the long run, HMD based holographic AR games will become a major form of games, multi-player games and relative arena will come to market. Holography will be applied in more live shows, from PC game in arena to concerts.

Source:    Frost & Sullivan

Advertisement

        Holographic AR in advertisement has two types: volumetric and online app. For example, Snapchat and Instagram have developed AR filter styled advertisement, featuring FMCG & cosmetic products. Another type of advertisement is "plug-in" advertisement in TV show through manually adding computer generated 3D images to original scene to promote products.

        The market size of China holographic AR applied in advertisement recorded revenue of RMB0.9 billion in 2016, and it is expected to increase at a CAGR of 71.8% from 2016 to 2020 and another 78.9% from 2020 to 2025, reaching RMB143.9 billion by 2025. The growth is mostly driven by the prosperity of advertisement sector and the new retail business. As the advertisers are always pursuing the most cutting-edge visual effect to attract customers, the AR application in advertisement can be considered keeping evolving to be more diversified.

        Volumetric display will take certain shares of offline advertisement display, as volumetric display has more astonishing effect compared to traditional, therefore can be vastly applied in retail store. Sponsored filters inside social network app will rise due to the boom of short video apps in China. In the long run, holographic AR advertisement will be more interactive and volumetric display will keep taking more shares and come in larger sized projection. Also, advertisers' interaction between costumers without head mounted devices and other electronics may be achieved.

Source:    Frost & Sullivan

  •
  Key Drivers

Ultimate goal for visual display medium

        In the past few centuries, the mainstream visual display medium has experienced an extraordinary shift from paper (books) to large screen (TV/PC) and small screen (smartphone). Despite the increasing quality of visual display medium, it is still far from the ultimate goal, which is the perfect integration of virtuality and reality, and human beings have never been closer to that goal with holographic AR technology. Therefore, the motivation to achieve the ultimate goal for visual display medium will drive the continuous endeavor into this field and will guarantee the wide acceptance and adoption once the market condition is mature.

Advancement in technology

        Holographic AR industry is technology-intensive. The holographic AR experience can only be enabled by the combination of hardware and software technologies, and the advancement in technology related to holographic AR will take the holographic AR experience into the next stage. For example, breakthroughs in deep learning AI technology will allow the holographic AR devices to integrate the content captured by camera and simulated by computer in a more seamless way, thus providing a more immersive experience to users. In addition, evolvement of integrated chips will allow image processors to be produced at a lower cost, thus reducing the selling price of holographic AR devices. Wide adoption of 5G network will enable the real-time data transmission between local devices and the internet, thus largely enhancing the content diversity. With enhanced holographic AR experience, reduced selling price and ample contents, the market demand for holographic AR will be driven up significantly.

Diversifying customer base and expanding application fields

        Currently, the relatively mature application fields of holographic AR include entertaining and advertising industry. With increasing awareness and acceptance of this technology, holographic AR advertising will be adopted by more brand owners, and holographic AR shopping will gain popularity among e-commerce platforms. In addition, as the holographic AR technology matures more application fields will be identified to magnify the value of this technology, such as assistance in surgery and tele-diagnose, and assistance in training and education.

  •
  Restraining Factors

Lack of specialized talents for research and development

        For a technology-intensive industry, capability in research and development is key, which relies on the acquirement of specialized talents. Holographic AR is a relatively new area, emerging only in recent years. As a result, the number of specialists in this field is very limited. Without sufficient talents pool, it would be very challenging to progress in the technology breakthrough.

Lack of high-quality content

        Superior holographic AR experiences reply on both sophisticated display devices and high-quality contents. Without sufficient high-quality contents, the users would not be motivated to purchase the hardware, especially when the current prices of holographic AR hardware is not easily affordable.

Lack of capital support

        As holographic AR industry is still in the infant stage when large amount of investment is needed to conduct research and development, to achieve profitability is extremely difficult for most of the incumbents. Without sufficient capital support, the business of these holographic AR companies would soon step into the mire.

  •
  Policies and Regulations

  Guidance on further expanding and upgrading information consumption to constantly unleash the potential of domestic demand

        Develop new types of high-end mobile communication terminals, wearable devices, digital household products, and cutting-edge information products, such as virtual reality, augmented reality, intelligent network vehicles, and intelligent service robots, which are geared toward consumer upgrading; Strengthen the development of core technologies and platforms for "Internet plus" artificial intelligence, promote the development and industrialization of virtual reality and augmented reality products, and support innovation and industrial upgrading of products such as wearable devices, consumer drones and intelligent service robots; Support enterprises to speed up the construction of online and offline experience centers, actively use technologies such as virtual reality, augmented reality and interactive entertainment to enrich consumption experience and cultivate consumers' information consumption habits.

  New generation AI development plan

        Achieve breakthroughs in high-performance software modeling, content generating, augmented reality and human-computer interaction, integration environment and tools; further research on key technologies such as virtual display devices, optical devices, high-performance true 3D display, development engine and other products, set up the standards and evaluation system for virtual reality and augmented reality technology. Strengthen the research and development of next-generation social networks, accelerate the popularization and application of technologies such as augmented reality and virtual reality, promote the synergistic integration of virtual environment and physical environment, meet the real-time information needs such as personal perception, analysis, judgment and decision-making, and realize smooth switching in different scenes such as work, study, life and entertainment.

  Notice on special initiative of innovation capacity building in the field of "Internet +"

        In order to promote the rapid development of the "Internet +" industry, the NDRC decided to organize and implement the special project of "Internet +" innovation capacity building and incorporate AR/VR technology into the special project.

        Construct virtual reality/augmented reality technology and application innovation platform to resolve the issues related to virtual reality/augmented reality in China, such as poor user experience. The platform shall support content shooting, data modeling, sensors, tactile feedback, new display, image processing, surround sound, terminal (ultra) high resolution processing performance, such as virtual reality/augmented reality testing technology research and development and engineering, to enhance the service capability.

  National science and technology innovation plan for the 13th five-year plan

        The primary goal is to develop new Internet technologies and natural human-computer interaction technologies, with emphasis on intelligent perception and cognition, virtual-real integration and natural interaction; Achieve breakthroughs in a number of key technologies such as virtual and real fusion rendering, real and three-dimensional rendering, real-time positioning registration, and human-oriented virtual reality technology, and forms core equipment with independent intellectual property such as high-performance true and three-dimensional display, smart glasses, motion capture and analysis system and personalized virtual reality; Form the basic standards for display, interaction, content, interface and other aspects of virtual reality and augmented reality.

  •
  Competitive Landscape

        The competition among holographic AR companies is intense. The global holographic AR market is characterized by the presence of international and local market players with giant international players mainly focusing on hardware such as AR display devices or underlying SDK platform and AI technology while local players mainly focusing on the application software development.

        WIMI ranked the first in terms of revenue, the number of clients, as well as the number of holographic AR Patents in 2017, in China Holographic AR Industry.

BUSINESS

Our Vision

        Our vision is to become the creator of the largest holographic AR ecosystem in China.

Our Business

        We offer AR-based holographic services and products to cater to our customers' needs, all centered upon providing an innovative, immersive and interactive holographic AR experience for our customers and end users. Currently, our offerings consist primarily of (i) holographic AR advertising services and (ii) holographic AR entertainment products.

  Holographic AR Advertising Services

        Our holographic AR advertising software enables users to insert into video footages real or animated 3D objects that integrate seamlessly within the scene of such footages. Our online holographic AR advertising solution embeds holographic AR ads into films and shows that are hosted by leading online streaming platforms in China. As of December 31, 2018, holographic AR ads produced using our software generated a total of five billion views, ranking first in China's online holographic AR advertising market, according to Frost & Sullivan.

        Through our proprietary image and video recognition technologies, our software enables users to analyze the underlying video footages at a pixel level to identify ad spaces that can be augmented by 3D objects. Advertisers and their agencies purchase these ad spaces through application programming interface, or APIs, integrated with our systems, specifying their target audience and budgets and typically providing the 3D models to be embedded in the videos. When the ad space is detected and 3D objects are generated, the 3D objects are embedded into the underlying streaming videos automatically on a batch-processing basis as determined by our software.

        The following diagram illustrates the key steps of our online holographic AR advertising business:

        The following screenshots are examples of in-video holographic AR ads produced or processed using our software.

        As compared with traditional forms of digital ads, we believe that the ads generated using our holographic AR technology have the following key benefits:

  •
  Engaging and interactive.  Holographic AR ads tend to create a more engaging, memorable experience that likely stimulates the purchase impulse. Holographic AR ads encourage engagement between the consumers and brands, creating a relationship that is more interactive than other forms of ads.

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  Natural and non-disruptive.  As compared with traditional banner ads and video-based ads that flash and spin on the screen, holographic AR ads are naturally blended with the scenes in the films or TV shows, which helps to overcome advertising blindness and create a natural, non-disruptive viewing experience.

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  Cost-effectiveness and flexibility.  Our technologies identify appropriate ad space that can be used repeatedly for ads of multiple brands. While video-embedded 3D objects provide substantially the same level of reality as compared to tangible ads, it tends to be more cost-effective as it saves the costs associated with shooting a commercial.

  Holographic AR Entertainment Products

        Our holographic AR entertainment products consist primarily of payment middleware software, game distribution platform and holographic mixed reality ("MR") software.

        Payment middleware is a software solution that connects mobile apps to payment channels, giving mobile app users convenient access to a wide range of online payment options. We have cooperated with more than 55 app developers and our payment middleware has been embedded to over 1,100 marketed mobile apps of over 300 customers in 2018, most of which were featured by AR functions.

        Our advanced payment middleware streamlines the often time-consuming and disturbing mobile payment process. Our mobile payment middleware facilitates app developers to build an in-app payment infrastructure that allows micropayments to be made or received through an efficient, secure system, without any interface redirection. Such mobile payment middleware enables app developers to store users' payment credentials in a trusted and safe environment and eases user's burden of repeatedly enter and authenticate payment information for each transaction.

        Our payment middleware can be fully integrated with various types of mobile apps, especially those employing AR technologies, such as live streaming, gaming, selfie, photo editing, and video-sharing apps. Currently, our payment middleware supports substantially all of the major online payment channels in China, and is compatible with the mainstream mobile operating systems.

        The following graphic illustrates the key steps involved in the holographic AR payment middleware services that we provide to app developers:

Users
In-app payment
Collective Payment Channel
WiMi Payment Middleware
Holographic AR Mobile APPs
Payment confirmation (without interface re-direction)
Payment Completed
Payment Channels
Service fee charging
Payment settlement
WIMI 微美
Revenue sharing
APP Developers

        We generate revenues from our mobile payment middleware by sharing revenues with app developers at an agreed-upon percentage. In addition, in 2018, we launched 233 Game Platform, an online game distribution platform. This platform provides game developers with technical support and value-added services that may help them target, reach and monetize their audiences. As of December 31, 2018, over 150 apps have been published on or docked into our 233 Game Platform, leading to an over 200,000 annual active members.

        We also development services sell MR software, a comprehensive holographic application platform independently developed by our research and development team. It includes holographic audio-visual integrated operation, holographic advertising service, holographic media asset management and holographic data management on the platform level and holographic interactive system, holographic recognition system, holographic labeling system, holographic tracking system, holographic capture system and holographic analysis system. It also includes multiple modules to allow end-users to edit and display holographic AR content and create their own custom visual effect.

Competitive Strengths

  Leading Holographic Augmented Reality Application Platform in China

        We are the largest holographic augmented reality ("AR") application platform in China, in terms of the total revenue in 2017, according to Frost & Sullivan. In addition, we have built the most comprehensive and diversified holographic AR content library among all holographic AR solution providers in China, according to Frost & Sullivan. As of December 31, 2018, we had approximately 4,654 holographic AR IPs that can be adapted for varied use cases. We are committed to using hologram technology to address entertainment and business demands of our customers and end-users. According to Frost & Sullivan, the holographic AR application platform that we currently operate covers the broadest types of holographic AR offerings in China. We believe that our comprehensive offerings are a key factor that differentiates us from our competitors.

  Market Potential Across the Holographic AR Value Chain

        As holography and AR continue to proliferate, China's holographic AR market is fast-growing and evolving. According to Frost & Sullivan, the total market size of China's holographic AR industry in terms of total revenues is expected to grow from RMB 3.6 billion in 2017 to RMB 454.8 billion in 2025.

  Cutting-edge Technology Capabilities and High-Quality User Experience

        We have developed the first professional media player in China specifically designed for holographic AR contents. It has built in a comprehensive set of setting parameters and editing tools used for holographic AR content playback and allows end-users to playback complex high-fidelity simulations quickly and cost-effectively. End-users are able to adjust the contrast, saturation and vibrancy of the displayed holographic AR content and create their own custom visual effect.

        Equipped with advanced AR3D scanning capabilities and simulation solutions, we are able to scan objects from more angles and capture more details of image than most peer companies. As a result, we are capable of identifying and capturing up to 550 blocks of images data per unit, significantly outstripping the average market level of 40 to 50 blocks. Meanwhile, powered by our sophisticated big data and AI analytics, our superior image processing technique and distribution algorithm enable us to efficiently and intelligently synthesize, calibrate and optimize the best possible 3D models based on raw images captured by us.

        Our technology platform is built on highly scalable and flexible cloud-based infrastructure, enabling us to store and harness large quantities of real-time data collected from our products and third party sources and ensures high-speed performance to accommodate more business partners. We utilize our sophisticated data mining and user behavioral data analytics to create an interest profile for end-user based on user's actions. Currently, we have derived over 2,000 user tags by analyzing user data we collected through our holographic AR advertising services from a solid end-user base of approximately 350 million.

  Experienced Management Team

        We benefit significantly from the experience of our founder and senior management team, who have been successfully riding the growth wave in China's booming holographic AR industry. Our chairman, Mr. Jie Zhao, has been with our company since our inception and possesses deep entrepreneurship and extensive expertise in internet industry. Prior to establishing our company, Mr. Zhao founded Weixun Yitong, a mobile internet platform in China. Mr. Fanhua Meng, our CEO, has over ten years of senior management experience in internet companies. Mr. Jinlong Xie, our COO, is experienced in internet and online entertainment business. Mr. Yanghua Yang, the CFO of our company, has over ten years of experience in audit and finance. Mr. Chengwei Yi, our CTO. Mr. Yi has over 15 years of experience focusing on video processing technology, artificial intelligence and signal processing technology. We believe that our management team's collective experience and insights have and will continue to pave the way for our success. Our management team is joined by a research and development team with strong academic background and industry expertise in audio/video processing, 3D modeling and cloud computing.

Development Strategies

Bringing Holographic AR Experience to Broader Mass Market

        While holography continues to proliferate, we believe the holographic AR market remains underpenetrated in China and globally. We plan to bring holographic AR experience to the broader mass market and expanding into additional use cases and industry verticals on our own or in collaboration with our business partners. For example, we have currently formed a pool of holographic 2,961 AR educational course materials, and over 100 holographic AR contents we previously developed for science popularization could also be applied for future education purposes. In the long run, we believe that holographic AR technologies will be applied to wider application scenarios and become compatible to more devices, such as IoT household facilities, in-vehicle entertainment systems and wearable devices. Affluence and diversity of compatible devices makes more application scenarios possible. For example, we plan to develop a full suite of educational solutions powered by our holographic AR technologies, including course materials, in-class AR display and live remote teaching. In addition, we may increase use cases in filmmaking, entertainment and scientific experiments.

  Continue to Invest in Technology and Innovations

        We plan to continue to make substantial investments in enhancing our AR and hologram technologies, such as multi-dimensional modeling and projection, simulation, cloud computing, distributed computing, and our holographic AR content delivery and projection capabilities. Our technology strategies also include developing our big data capabilities and artificial intelligence technologies. For instance, we are continuing to make substantial additional investments in strengthening our analytics capability, with an aim to gain insights into our customers and end-users in order to provide them with more personalized AR experience.

  Strengthen Our AR Content Development Capabilities and Enrich Our Content Library

        We intend to continue to devote substantial resources to strengthening our own holographic AR content development capability. We are committed to enriching our holographic content portfolio and providing the high-quality holographic experience to our customers and end-users. It is our plan to continue to expand our holographic content library through various avenues.

  Explore Acquisition or Investment Opportunities

        While we are focused on organic business growth, we may evaluate and selectively pursue strategic alliance, investment and acquisition opportunities, as we have in the past in China, to supplement and complement our existing business and operations. We are continuing to pursue selected acquisitions of complementary businesses that extend our holographic content production capabilities. Potential acquisition targets may also include companies with strong software engineering and middleware development capabilities and leading patent-protected hologram technologies.

Our Technology

        We have developed powerful, cutting-edge holographic AR technologies.

  Software Engineering

        Since our inception, we have devoted the majority of our research and development resources to software development. Our software engineering team is responsible for building the company-wide software platform, supporting the integration of our products and applications within our cloud infrastructure, as well as developing the holographic AR-related and MR-related software and solutions we license to our entertainment industry customers.

        Our holographic AR software development services provide customers with the following benefits:

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  Convenience.  We design our software for simplicity, ease of use and user-friendly experience. Through our software's intuitive, visual interface, users can rapidly and easily manage, distribute and implement holographic AR contents.

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  Adaptability.  Our integrated holographic AR software is built with broad compatibility and can run on various computer operating systems, including Windows, Mac OS and Linux. Customers can install our software in the cloud, on-premises or using a hybrid approach.

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  Functionality and Intelligence.  We continue to leverage our software engineering capabilities to improve our offerings, which allows for richer software functionality. As our customer base continues to grow, we believe we will be able to further enhance our software intelligence with the increased volume of data processed.

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  Reliability.  We value the long-term relationship with our customers and provide our customers continuous ancillary technical support and services. We perform security and code quality reviews before releasing the software to our customers and we also embed mature security practices throughout the whole life span of our holographic AR software to protect our customers' data and proprietary information.

  Content Production

        Our leading holographic AR content production capabilities are built around image acquisition, object recognition, automated image process, and computer vision technologies. Our software engineering team and visualization design team work closely to consistently advance such visualization-related technologies, and harness them to design and produce innovative holographic AR content. Through real-time computer vision algorithms which provides an accurate pose estimation, we are able to perform scene recognition and tracking within seconds. Such cutting-edge algorithms also allow us to perform visualization of photorealistic high-resolution renderings of products on a pixel basis. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, the number of data blocks we can collect reaches 500 to 550. According to Frost & Sullivan, our speed of image processing rises to 80% faster than the industry average, leading to heighted operation efficiency. In the course of scene reconstruction, our automated image processing tools can perform noise cleaning and feature enhancement on the image we initially captured, enabling us to create best-in-class holographic AR designs with an industry-leading simulation degree.

        We have built a comprehensive holographic AR content library as compared to our peers in China. The formats of our holographic AR content range from 3D models to holographic short videos. As of December 31, 2018, we own 4,654 ready-to-use IPs that are available to be adapted to our holographic AR products and solutions covering a wide category, including animals, cartoon characters, vehicles and foods. Among them, 2,961 proprietary and licensed IPs are for education scenarios, 851 for tourism, 739 for arts and entertainment and 103 for popular science. In addition, our content library is also enriched by copyrighted content we license from third parties. We cooperate with various content owners, including brands, film producers and talent agencies, to adapt high-quality, popular IPs into holographic AR formats.

  Cloud

        We believe that the next-generation cloud delivery technology provides the flexibility and scalability necessary for holographic AR experience. Cloud technology is of high importance to build our comprehensive holographic AR ecosystem. We have developed our cloud architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Meanwhile, benefiting from our cloud storage and connecting capabilities, users of our integrated holographic AR software are able to access our large-size holographic AR content library on their native devices.

  Big Data

        We have developed advanced data analytics capabilities to derive actionable insights from the large amounts of data we collect from our products and third party sources. Currently, we have infiltrated a solid end-user base of approximately 350 million from which we are able to collect raw data. Our processing capabilities enable us to manage extremely large volumes of data and deliver real-time analysis at scale, making it possible for us to continue to improve and innovate our products and services. Our data mining and user behavioral data analytics technologies allow us to build and segment context-rich user profiles and apply such analysis in numerous applications. For instance, we have created over 2,000 user tags by analyzing user data we collected through our holographic AR advertising services. We are also in the process of developing ads performance tracking and evaluation tools.

Our Customers

        We have a broad and diverse customer base. As of December 31, 2017 and 2018, we had 390 and 485 active customers, respectively. Currently, our customers mainly consist of advertisers, distribution channels, app developers and entertainment companies, covering a wide range of industries, including manufacturing, real estate; entertainment, technology, media and telecommunications, travel, education and retail and consumer.

        Generally, we enter into service agreements with customers relating to our holograph AR ad services and our AR SDK payment customers relating to our AR SDK services. we provide customized holographic MR software and middleware software to distributors under software development agreements, who subsequently sub-license the customized software to enterprises and individual end users. The software development agreements entered into between us and the distributors include customization of our integrated holographic AR and MR entertainment software, ancillary technical training, as well as professional service and support. We charge distributors on a fixed-price basis. For our AR ad services, we charge service fees based on the number of views. For our AR SDK payment services, we charge a percentage of the total fees paid by the end users. We generally maintain annual agreements with our customers.

Sales and Marketing

        We promote our products and services directly through our experienced and creative sales and marketing team by making direct office visits, attending conferences and industry exhibitions. Customers unfamiliar with our services and products may also consult with our support team to achieve best solutions. We believe that our sales and marketing team is well respected and helps attracting more customers.

        We also grow our customer base through word-of-mouth referral. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to continue using our products and recommend our products and services to others.

Research and Development

        We have a dedicated research and development team responsible for the design and development of our products. Our research and development team constitutes 53% of the total employees. They are experienced in hologram, algorithm, artificial intelligence and image synthesis, each member with over 10 years of industry experience and tasked with research and development to achieve innovation and advancement.

Intellectual Property

        We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of December 31, 2018 are set out as follows:

  •
  Patent:  We had 180 registered patents in China, which covers technologies for image processing and display, model input/output and 3D modeling, 59 pending patent applications with the PRC China National Intellectual Property Administration, and no patents under the patent cooperation treaty. Among our 180 registered patents, 28 were granted as patent for invention and 152 were granted for patent for utility model;

  •
  Software copyrights.  We maintain a large portfolio of copyright-protected software. We had 106 registered software copyrights in China;

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  Trademarks.  We had 4 registered trademark in China, and 13 pending trademark applications with the PRC State Administration for Industry and Commerce; and

  •
  Domain names.  We had 12 registered domain names in China.

        In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our systems and the management of user-generated data.

Competition

        There are many other companies addressing various aspects/verticals of the holographic AR market. The competitive landscape we are faced with is fragmented and evolving. With respect to our holographic AR advertising products, we compete against both holographic AR advertisement producers and traditional advertisement producers.

        We believe the principal competitive factors in our market are:

  •
  breadth of use cases supported;

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  product features and functionality;

  •
  capability for customization, configurability, integration, security, scalability and reliability;

  •
  quality of technologies and research and development capabilities;

  •
  ability to innovate and rapidly respond to customer needs;

  •
  availability of holographic compatible, high-quality content;

  •
  diversified customer base;

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  relationships with key participants in holographic AR value chain;

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  sufficient capital support;

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  platform extensibility and ability to integrate with other holographic AR infrastructures; and

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  brand awareness and reputation.

        We believe we compete favorably on the basis of the above factors; however, we expect competition to intensify in the future. Our ability to remain competitive will largely depend on the strength of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer success organization and our ability to acquire complementary technologies, products and businesses to enhance the features and functionality of our applications.

Employees

        We had 115 and 122 full-time employees, respectively, as of December 31, 2017 and 2018. As of the date of this prospectus, all of our employees are based in China.

        The following table sets forth the number of our employees as of December 31, 2018:

Function	Number of full-time employees
Research and Development	62
Business and Marketing	32
Administrative, Human Resources and Finance	28
Total	122

        Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions monthly to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

        We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

        Our headquarters are located in Beijing, China and we maintain offices in Shenzhen, China, where we currently lease approximately 1,600 square meter of office space in the aggregate. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Insurance

        We do not maintain insurance policies covering damages to our information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

        We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

PRC REGULATION

Regulation on Foreign Investment Restrictions

        The Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which is promulgated by the Ministry of Commerce and the National Development and Reform Commission and governs investment activities in the PRC by foreign investors. The Catalogue divides industries into three categories—"encouraged," "restricted," and "prohibited" for foreign investment. Industries not listed in the Catalogue are generally deemed as falling into a fourth category, "permitted." Industries such as value-added telecommunication services, including Internet information services, are restricted to foreign investment.

        The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 28, 2018 and became effective on July 28, 2018, replaced and partly abolished the Guidance Catalog of Industries for Foreign Investment (2017 Revision) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from making investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as "prohibited".

        On October 8, 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, effective on the same day and further revised on July 30, 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement 2016 No. 22 of the National Development and Reform Commission and the Ministry of Commerce dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Regulations on AR(Augmented Reality) Industry

        On December 21, Ministry of Industry and Information Technology issues the Guidance on Accelerating the Development of AR Industry, which requires that the AR Industry in China shall be promoted and application innovation in AR technology shall be promoted.

Regulations on Value-added Telecommunication Services

        On September 25, 2000, the State Council promulgated the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. The Telecom Regulations is the primary PRC law governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulations distinguishes between "basic telecommunication services" and "value-added telecommunication services." The Telecom Regulations defines value-added telecommunications services as telecommunications and information services provided through public networks. Pursuant to the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT, or its provincial level counterparts.

        The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecom Regulations and updated in February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: Class 1 value-added telecommunication services and Class 2 value-added telecommunication services. Information services provided via cable networks, mobile networks or internet fall within Class 2 value-added telecommunications services.

        On July 3, 2017, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Any telecommunication services operator must conduct its business in accordance with the specifications in its license.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

        Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests in such joint ventures. In addition, a major foreign investor in a value-added telecommunications business in China must demonstrate a good track record and experience in operating value-added telecommunications business. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

        On July 13, 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Notice, pursuant to which, for any foreign investor to invest in telecommunications business in China, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business operation licenses. Furthermore, under the MII Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, and they may not provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a value-added telecommunication service operator shall be legally owned by such operator or its shareholders.

Regulations on Internet Audio-video Program Services

        On December 20, 2007, the MII and the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines "internet audio-video program services" as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an internet audio-video program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an internet audio-video program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-video programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

        The Categories of the Internet Audio-Video Program Services, or the Audio-video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio/video programs into four categories: (I) Category I internet audio/video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio/video program service, including (a) re-broadcasting service of current political news audio/video programs; (b) hosting, interviewing, reporting and commenting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio/video programs; and (g) live audio/video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio/video program service, including (a) aggregating service of online audio/video contents, and (b) re-broadcasting service of the audio/video programs uploaded by internet users; and (IV) Category III internet audio/video program service, including (a) re-broadcasting of the radio/television program channels; and (b) re-broadcasting of internet audio/video program channels.

        On May 27, 2016, the SAPPRFT issued the Notice on Relevant Issues concerning Implementing the Approval Works of Upgrading Mobile Internet Audio-Video Program Service, or the Mobile Audio-Video Program Notice. The Mobile Audio-Video Program Notice provides that the mobile Internet audio-video program services shall be deemed Internet audio-video program service. Entities which have obtained the approvals to provide the Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services. Entities with regulatory approvals may operate mobile applications to provide the audio-video program services The types of the programs shall be within the permitted scope as provided in the licenses and such mobile applications shall be filed with the SAPPRFT.

        On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Orders of Internet Audio-video Programs, or the SAPPRFT Notice No. 21. According to the SAPPRFT Notice No. 21, online platforms shall not illegally capture, edit, or reprogram audio-video programs, shall strengthen the administration of audio-video programs, such as online movie clips and trailers, shall strengthen the management of the naming or sponsorship of the various programs, and the relevant SAPPRFT authorities shall strengthen their administration and supervision over online audio-video platforms, as well as radio and television stations on content management. Among other, SAPPRFT Notice No. 21 requires that online audio-video platforms shall not produce or disseminate programs that distort, parody or vilify classic literary works; shall not re-edit, re-dub, or reception the subtitles of classic literary works, radio and television programs, network-based original audio-video programs or intercept certain program segments and splice them into new programs; and shall not disseminate edited pieces of works that distort the originals. Online platforms shall strictly supervise reprogramed videos uploaded by users and shall not facilitate the dissemination of defective audio-video programs. In addition, when receiving a complaint about defective programs from copyright owners, broadcasting agencies or producing agencies, online platforms shall immediately delete such programs.

        On November 4, 2016, the State Internet Information Office issued the Administrative Regulations on Online Live-broadcasting Services, or the Online Live-broadcasting Regulations, which came into effect on December 1, 2016. According to the Online Live-broadcasting Regulations, when providing internet news information services, both online live-broadcasting service providers and online live-broadcasting publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their licenses. All online live-broadcasting service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live-broadcasting content.

Regulations on Infringement upon Intellectual Property Rights via Internet

        The Tort Liability Law of the PRC, which was adopted by the Standing Committee of the National People's Congress on December 26, 2009 and became effective on July 1, 2010, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. If the online service provider fails to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that should have not been incurred if the online service provider took proper actions; and (iii) where the online service provider is aware that online users are infringing upon the civil right or interest of third party and fail to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

Regulation on Intellectual Property Rights

        The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

        Pursuant to the PRC Patent Law, most recently amended on December 27, 2008, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility models and designs are effective for ten years from the date of application. The PRC Patent Law adopts the principle of "first-to-file" system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application. Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

        Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties. When a dispute arises out of infringement of the patent owner's patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner's or an interested party's request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. The damage calculation methods shall be applied in the aforementioned order. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

Trademark Law

        The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Software Copyright Law

        In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Regulation on Domain Name

        The domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, the effective date of which was November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People's Court or initiate an arbitration procedure.

Regulations on Online Advertising Services

        On April 24, 2015, the Standing Committee of the National People's Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

        On July 4, 2016, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulations), or the SAIC, issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users' normal use of internet and internet pop-up ads must display a "close" sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked "advertisement" so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient's permission or induce internet users to click on an advertisement in a deceptive manner.

Regulations on Internet Security

        On December 28, 2000, the Standing Committee of the National People's Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

        On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. Also, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and Intranet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

        On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified.

Regulations on Privacy Protection

        On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the telecommunications regulatory authority.

        On December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People's Congress emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

        In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the Regulations on Network Information Protection, effective on September 1, 2013, to enhance and enforce legal protection over user information security and privacy on the internet. The Regulations on Network Information Protection require internet operators to take various measures to ensure the privacy and confidentiality of users' information.

        Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People's Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users' personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

        On November 7, 2016, the Standing Committee of the National People's Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which came into effect on June 1, 2017. Pursuant to the Cyber Security Law, network operators shall follow their Cyber Security obligations according to the requirements of the classified protection system for Cyber Security, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for Cyber Security, and implementing the responsibility for Cyber Security protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering Cyber Security; (c) taking technological measures to monitor and record the network operation status and Cyber Security incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

Regulations on Employment and Social Welfare

Labor Contract Law

        The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

        As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

        In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees' housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. See "Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations."

Employee Stock Incentive Plan

        Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Taxation

Enterprise Income Tax

        On March 16, 2007, the Standing Committee of the National People's Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Each of Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as a HNTE.

Value-added Tax

        The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and were further amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

        On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective as of May 1, 2018. According to the Circular on the Adjustment of VAT Rates, relevant VAT rates have been reduced from May 1, 2018, such as: (i) VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; (ii) VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

Dividend Withholding Tax

        The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

        Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the "Beneficial Owner" in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the "beneficial owner" shall submit the relevant documents to the relevant tax bureau according to the

Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers' Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

        On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulation on Foreign Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

        On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015,

SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises' use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

        On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

        On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which took effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

        On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident's increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on Dividend Distributions

        The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

  •
  Company Law of the PRC (1993), as amended in 1999, 2004, 2005 and 2013;

  •
  Foreign Investment Enterprise Law of the PRC (1986), as amended in 2000 and 2016; and

  •
  Administrative Rules under the Foreign Investment Enterprise Law (1990), as amended in 2001 and 2014.

        Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Capital Market given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

        However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jie Zhao	43	Chairman
Fanhua Meng	44	Chief Executive Officer, Director
Seah Kian Wee	56	Director
Yanghua Yang	31	Chief Financial Officer
Chengwei Yi	43	Chief Technology Officer
Jinlong Xie	34	Chief Operating Officer
Shuo Shi	37	Group Vice President

        Jie Zhao, founder of our company has been serving as the Chairman of our board of directors since November 2018 and has also been serving as the Chairman of board of directors of Beijing WiMi Hologram Cloud Software Co., Ltd. since its founding in July 2015. He has more than 10 years' experiences of company management. From February 2008 to May 2015, Mr. Zhao served as Director of Xiamen Xiangtong Animation Co., Ltd., a mobile animation company in China. Mr. Zhao served as Director of Shenzhen WeiXun YiTong Technology Co., Ltd., a mobile internet company in China from December 2004 to December 2012. Previously, Mr. Zhao served as a software developer of AsiaInfo Beijing Co., Ltd., a company specializes in computer system in China, from October 2002 to December 2004. Mr. Zhao received a bachelor's degree from Wuhan University of Technology in China and a master's degree from Tsinghua University in China.

        Fanhua Meng has been serving as our Chief Executive Officer and General Manager since September 2018 and has also been serving as General Manager of Beijing WiMi Hologram Cloud Software Co., Ltd. since October 2015. He has more than 10 years' experiences of company management and platform operation and management. From November 2012 to May 2015, Mr. Meng served as General Manager of Beijing Tonglian Tiandi Technology Co., Ltd., a mobile internet company in China. Mr. Meng served as General Manager of Beijing Zhangxing Infinite Technology Co., Ltd., a cellphone application and gaming company in China from August 2007 to September 2012. Previously, Mr. Meng served as Vice General Manager of Shanghai Lingdian software Co., Ltd., a software company in China, from April 2003 to June 2007. In addition, Mr. Meng worked for Tianjin New Century Machinery Manufacture Co., Ltd. in China between September 1997 and July 2000. Mr. Meng received a bachelor's degree from Dongbei University in China, an MBA degree from Nankai University and an EMBA degree from China Europe International Business School in China.

        Seah Kian Wee has been serving as our Director since December 2018 Mr. Wee has also been serving as Chief Executive Officer and Managing Director of UOB Venture Management Private Limited since 1997. Mr. Wee received a bachelor's degree from National University of Singapore, a master degree from University of California, Los Angeles, and an EMBA degree from Tsinghua University in China. In addition, he has received a training certificate for Independent Director of Public Company from the Securities Association of China and Tsinghua University.

        Yanghua Yang has served as our Chief Financial Officer since September 2018 and has also served as Chief Financial Officer of Beijing WiMi Hologram Cloud Software Co., Ltd. since January 2018. He has years of experience in financial advisory and investment industry. From April 2015 to December 2017, Mr. Yang served as Vice General Manager of Beijing Tianhou Dide Investment Management LLP, a venture capital in China. Previously, Mr. Yang served as project manager focusing on auditing in BDO USA, LLP in China from July 2013 to April 2015. Mr. Yang received a bachelor's degree from Hainai University in China in 2013.

        Chengwei Yi has been serving as our Chief Technology Officer since September 2018 and has also been serving as Technology Director of Beijing WiMi Hologram Cloud Software Co., Ltd. since August 2015. Also, Mr. Yi has been serving as General Manager of Shenzhen Yitian Internet Co., Ltd., a mobile internet company in China, since September 2014. He has 16 years of experience in the internet and mobile internet industry and has been engaged in mobile value-added services, mobile internet advertising, mobile games, mobile applications and other businesses focusing on product development, operation and promotion. He received a bachelor's degree from Shenyang University of Technology in 1998, and he is also an EMBA candidate from China Europe International Business School.

        Jinlong Xie has been serving as our Chief Operating Officer since September 2018 and has also been serving as Operating Director of Beijing WiMi Hologram Cloud Software Co., Ltd. since October 2015. Also, Mr. Xie has been serving as General Manager of Shenzhen Kuxuanyou Technology Co., Ltd. since September 2012. Self-employment for many years, Mr. Xie has rich experiences in company's operation, development, and strategic management. He used to be the founder of Shenzhen Huaxia Zhuojie Technology Co., Ltd., and served as Director of Shenzhen Huaxia Zhuojie Technology Co., Ltd. He received a bachelor's degree from Liaoning University of Petroleum and Chemical Technology in 1997, and a MBA degree from Peking University in 2013.

        Shuo Shi has been serving as our Group Vice President and Vice General Manager since September 2018 and has also been serving as Vice General Manager of Beijing WiMi Hologram Cloud Software Co., Ltd. since February 2017. He has more than 10 years of experience in sales marketing, internet management and culture media. From February 2014 to December 2016, Mr. Shi served as Secretary-General of Shenzhen Three-Dimension Film Association, an association specializes in 3D film making in China. Previously, Mr. Shi served as Vice General Manager in Shenzhen Stereoscopic Internet Culture Media Company, a culture media company in China, from November 2011 to February 2014. Mr. Shi received a bachelor's degree from Renmin University in China in 2006.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an unspecified time period, which can be terminated upon both parties' agreement or by law. We may terminate an executive officer's employment for cause at any time without advance notice in certain events. We may terminate an executive officer's employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

        Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and within one year after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

Board of Directors

        Our board of directors will consist of            directors, including            independent directors, namely            , upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer's board of directors must consist of independent directors.

        A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of            , and is chaired by            . We have determined that             satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that            qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

  •
  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

  •
  obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

  •
  at least annually, reviewing and reassessing the adequacy of the committee charter;

  •
  approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

  •
  establishing and overseeing procedures for the handling of complaints and whistleblowing;

  •
  meeting separately and periodically with management and the independent registered public accounting firm;

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

  •
  reporting regularly to the board.

        Compensation Committee.    Our compensation committee will consist of            and is chaired by            . We have determined that             satisfy the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

  •
  overseeing the development and implementation of compensation programs in consultation with our management;

  •
  at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

  •
  at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

  •
  at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

  •
  reviewing executive officer and director indemnification and insurance matters;

  •
  overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

  •
  at least annually, reviewing and reassessing the adequacy of the committee charter;

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management; and

  •
  reporting regularly to the board.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            , and is chaired by             . We have determined that            satisfy the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

  •
  developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

  •
  at least annually, reviewing and reassessing the adequacy of the committee charter;

  •
  developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

  •
  evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders' annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of an equality of votes, the chairman of our board of directors has a second or casting vote.

Terms of Directors and Officers

        Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors. Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

        A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2018, we paid an aggregate of RMB468,147 (US$68,211) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 1% of our ordinary shares.

        We have adopted a dual-class ordinary share structure which will become effective immediately prior to the completion of this offering. The calculations in the table below are based on                         Class A ordinary shares and                        Class B ordinary shares issued and outstanding as of the date of this prospectus and                        shares of such class or classes (however designated) as our board of directors may determine, issued and outstanding immediately after the completion of this offering, including (i)                          Class B ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs, and (ii) the automatic conversion of Series A preferred shares into 8,611,133 shares of Class B ordinary shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class B Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	Number	%	Number	%	%***
Directors and Executive Officers:†
Jie Zhao(1)	20,115,570	13.8%	61,936,340	57.0%
Fanhua Meng(2)	—	—	1,000,000	*
Chengwei Yi	—	—	—	—
Jinlong Xie	—	—	—	—
Yanghua Yang	—	—	—	—
Shuo Shi	—	—	—	—
Yanghua Yang	—	—	—	—
All directors and officers as a group:	20,115,570	13.8%	62,936,340	58.0%
Principal Shareholders:
Vital Success Global Ltd.(3)	—	—	46,936,330	43.2%
Wonderful Seed Ltd.(4)	—	—	15,000,010	13.8%
Sensefuture Holding Limited(5)	—	—	10,460,480	9.6%
Asean China Investment Fund IV L.P.(6)	—	—	7,176,841	6.6%
Asean China Investment Fund (US) IV L.P.(7)	—	—	1,434,292	1.3%
Guosheng Holdings Limited(8)	—	—	2,000,000	1.8%
Sensefuture Holdings Limited(9)	—	—	10,464,480	9.6%
Kingsoway Group (HK) Limited(10)	—	—	1,496,910	1.4%

Notes:

*
Less than 1% of our total outstanding shares.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 108,611,133, being the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying Series A preferred shares held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
The business address of our directors and executive officers is No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People's Republic of China, 100020.

(1)
The number of ordinary shares beneficially owned prior to this offering represents 20,115,570 Class A ordinary shares held by Wimi Jack Holdings Ltd., 46,936,330 Class B ordinary shares held by Vital Success Global Ltd. and 15,000,010 Class B ordinary shares held by Wonderful Seed Limited. Jie Zhao exercises voting and dispositive power of the securities held by Wimi Jack Holdings Ltd., Vital Success Global Ltd. and Wonderful Seed Limited.

(2)
The number of Class B ordinary shares beneficially owned prior to this offering represents 1,000,000 Class B ordinary shares held by Wimi Holdings Ltd. Fanhua Meng exercises voting and dispositive power of the Class B ordinary shares held by Wimi Holdings Ltd.

(3)
Jie Zhao exercises voting and dispositive power of such entity.

(4)
Jie Zhao exercises voting and dispositive power of such entity.

(5)
Xinjiang Ning exercises voting and dispositive power of the Class B ordinary shares held by Sensefuture Holding Limited.

(6)
Represents 7,176,841 shares of Class B ordinary shares underlying 7,176,841 shares of Series A preferred shares. Seah Kian Wee exercises voting and dispositive power over the shares held by such entity.

(7)
Represents 1,434,292 shares of Class B ordinary shares underlying 1,434,292 shares of Series A preferred shares. Seah Kian Wee exercises voting and dispositive power over the shares held by such entity.

(8)
Jiahui Lu exercises voting and dispositive power over the shares held by such entity.

(9)
Xinjiang Ning exercises voting and dispositive power over the shares held by such entity. Shanghai Sheng Can Jin Management Consulting Co., Ltd is the sole shareholder of such entity.

(10)
Mengjuan Liuexercises voting and dispositive power over the shares held by such entity.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Loans by Related Parties

        We borrowed RMB 161,800,000 from Jie Zhao, our Chairma in 2016 and borrowed additional RMB 10,381,993 in 2018. We repaid RMB 33,800,000 and RMB 14,826,000 (USD 2,160,217) in 2017 and 2018, respectively. We also borrowed RMB 4,200,000 from Enweiliangzi Investment Co. (which is under common control of Jie Zhou) in 2018 for cash flow purpose. The loans are interest free, no collateral and are due in 2021.

Name of Related Party	Relationship	Nature	December 31, 2017	December 31, 2018	December 31, 2018
			RMB	RMB	USD
Jie Zhao	Chairman of Wimi Cayman	Loan	128,000,000	123,555,993	18,002,680
Enweiliangzi Investment Co.	Under common control of Jie Zhao	Loan	—	4,200,000	611,959

Total:			128,000,000	127,755,993	18,614,639
Current portion of shareholder loan			(14,826,000)	—	—

Shareholder loan—non-current			113,174,000	127,755,993	18,614,639

        The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2020	23,328,998	3,399,143
2021	104,426,995	15,215,496

Total minimum payments required	127,755,993	18,614,639

Other Payables by Related Parties

Name of Related Party	Relationship	Nature	December 31, 2017	December 31, 2018	December 31, 2018
			RMB	RMB	USD
Beijing Tianhoudide Investment Management, LLP	Under the common control of Jie Zhao	Business expense payable	1,065	1,065	155
Yao Zhao Hua	Nominee shareholder, legal representative, executive director and general manager of Beijing Wimi Cloud	Business expense payable	312,308	—	—

Total			313,373	1,065	155

Business Acquisition Payables by Related Parties

        Business acquisition payables resulted from the Wimi Beijing's acquisitions of Shenzhen Kuxuanyou Technology Co., Ltd., Shenzhen Yitian Internet Technology Co., Ltd., Shenzhen Yidian Network Technology Co., Ltd., in 2015 and Micro Beauty's acquisition of Skystar in 2017.

Name of related party	Relationship	December 31, 2017	December 31, 2018	December 31, 2018
		RMB	RMB	USD
Xie Jinlong	Former shareholder of Shenzhen Kuxuanyou(a) and COO of Wimi Cayman	41,936,371	20,139,056	2,934,354
Yi Chengwei	Former shareholder Shenshen Yitian and(b) CTO of Wimi Cayman	82,622,370	50,828,374	7,405,929
Meng Xiaojuan	Former shareholder and legal representative of Shenzhen Yidian(c)	43,395,511	15,485,681	2,256,336
Gao Zhixia	Former shareholder and legal representative of Skystar(d)	35,222,954	24,436,303	3,560,481

Total:		203,177,206	110,889,414	16,157,100
Current portion of business acquisition payable		(94,313,286)	(34,086)	(4,966)

Business acquisition payable non-current		108,863,920	110,855,328	16,152,134

(a)
Wimi Beijing acquired Shenzhen Kuxuanyou, in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 112.0 million (approximately USD17.2 million) to be made over six years. Xie Jinlong became a related party to the Company after the acquisition. Wimi Beijing paid RMB 23,000,000 in 2017 and RMB 23,120,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 20,139,056.

(b)
Wimi Beijing acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD28.0 million) to be made over six years. Yi Chengwei became a related party to the Company after the acquisition. Wimi Beijing paid RMB 25,700,000 in 2017 and RMB 33,720,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 50,828,374.

(c)
Wimi Beijing acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD24.5 million) to be made over six years. Meng Xiaojuan became a related party to the Company after the acquisition. Wimi Beijing paid RMB 50,000,000 in 2017 and RMB 29,350,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 15,485,681.

(d)
Gao Zhixia became a related party to the Company after the acquisition in 2017.

        The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2020	23,000,000	3,351,206
2021	99,851,000	14,548,753
Debt discount	(11,995,672)	(1,747,825)

	110,855,328	16,152,134

        The amount of business acquisition payable reported in the consolidated balance sheets at carrying value, which approximates fair value as the rate of amortization of investment payment discount used were similar to interest rate charged by the bank in the PRC. Debt discount, net of accumulated amortization, totaled RMB17,120,387 and RMB 11,995,672 (USD 1,747,825) as of December 31, 2017 and 2018, respectively, are recognized as a reduction of business acquisition payable. Amortization expense related to the debt discount, included in finance expenses, was RMB 4,191,002 and RMB 5,124,715 (USD746,696) for the years ended December 31, 2107 and 2018, respectively.

Contractual Arrangements

        See "Corporate History and Structure" for a description of the contractual arrangements between our PRC subsidiaries, our VIEs and their respective shareholders.

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Other Related Party Transactions

        In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties, none of which is considered to be material.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands, which we refer to as the "Companies Law" below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 20,115,570 Class A ordinary shares of par value US$0.0001 per share, (ii) 466,967,730 Class B ordinary shares of par value US$0.0001 per share, (iii) 12,916,700 authorized Series A preferred shares of par value US$0.0001 per share. As of the date of this prospectus, there are 20,115,570 Class A ordinary shares, 79,884,430 shares of Class B ordinary shares and 8,611,133 Series A preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

        We have adopted an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the completion of this offering, we will have two classes of ordinary shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$             divided into            Class A ordinary shares of a par value of US$0.0001 each,            Class B ordinary shares of a par value of US$0.0001 each and            shares with a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine. Immediately upon the completion of this offering, we will have 20,115,570 Class A ordinary shares and            Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their over-allotment option. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders thereof to an equivalent number of Class B ordinary shares once the vesting and exercising conditions, if applicable are met.

        The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

        General.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

        A dual-class voting structure has been approved by our board of directors and the existing shareholders of the company in connection with their consideration and approval of our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. We believe that adopting a dual-class voting structure would enable us to create greater and more sustainable long-term value for our shareholders as it allows us to (i) strengthen our relationship with our long-term shareholders; (ii) obtain greater flexibility in exploring future equity and other financing options as well as potential M&A opportunities; and (iii) protect us from potentially disruptive takeovers. Immediately upon the completion of this offering and assuming no exercise of the over-allotment option by the underwriters, the holders of Class A ordinary shares will control the outcome of a shareholder vote, and assuming the underwriters do not exercise their option to purchase additional ADSs in this offering, such control will continue (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple

majority of shareholder votes, to the extent that the Class B ordinary shares represent at least        % of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class A ordinary shares represent at least         % of our total issued and outstanding share capital. For risks associated with the dual-class voting structure, see "Risk Factors—Risks Related to the ADSs and This Offering—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and the ADSs may view as beneficial."

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Our post-offering amended and restated memorandum and articles of association provides that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class B ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of the shareholders, and each Class A ordinary share shall be entitled to 10 votes on all matters subject to a vote at general meetings of the shareholders. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

        A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provides that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders' meeting for each fiscal year, beginning from 2020, as required by the Listing Rules of the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders' annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman of the board or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case our board of directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our post-offering amended and restated articles of association.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

        Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of its, his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

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  a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

        If our board of directors refuses to register a transfer it shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, on 10 calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Nasdaq rules, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

        Liquidation.    On a return of capital on winding up, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or series or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class or series by two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares, to the extent authorized but unissued, from time to time as our board of directors shall determine.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

        Our post-offering amended and restated memorandum of association will authorize us to issue shares of a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine. Subject to the Companies Law, our directors may, in their absolute discretion and without the approval of the shareholders, issue from time to time, out of the authorized share capital of the company (other than the authorized but unissued ordinary shares), series of preferred shares, provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine the terms and rights of that series with respect to any series of preferred shares.

Register of Members

        Under the Companies Law, we must keep a register of members and there should be entered therein:

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  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of Class B ordinary shares by us to the depositary or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their respective names.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of its, his or her shares (which, if not agreed between the parties, will be determined by a Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which it, he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the ground that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, a Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of a company to challenge actions where:

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  the company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provides that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such directors or officers in defending (whether successfully or otherwise) any civil proceedings concerning our company or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction is fair to the corporation and its shareholders.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: (i) a duty to act bona fide in the best interests of the company; (ii) a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so); (iii) a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party; and (iv) a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provides that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allows any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the proposals so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association does not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director nominee, which increases the shareholder's voting power with respect to electing such director nominee. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to our company; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the corporation's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for a Delaware corporation in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the corporation's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. A court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by two-thirds of the votes cast at such a meeting.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Shareholder Agreement

        On October 26, 2018, holders of all our Series A preferred stock and Class B ordinary shares issued and outstanding prior to this offering, or our initial shareholders, entered into a shareholder agreement. Among other things, the shareholder agreement provides that holders of our Series A preferred shares and any Class B ordinary shares issued upon conversion of any Series A preferred shares have the rights to require us to register a sale of our securities held by them pursuant to the shareholders agreement. At any time after the earlier of (i) January 1, 2020 or (ii) one year following the effective date of the [registration statement of which this prospectus forms a part], holders of 50% of more of such securities may make up to two demands that we register such securities for sale under the Securities Act. In addition, these holders will have "piggy-back" registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.

        In addition, our initial shareholders are entitled to a right of participation to purchase a pro rata share of any new securities offered by us. If Jie Zhao proposes to sell any of our equity securities held by him, holder of our Series A preferred shares have a right of first refusal to purchase such equity securities.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

        In October 2018, we issued a total of 20,115,570 Class A ordinary shares to our largest shareholder for an aggregate consideration of approximately US$2,011.56 and issued a total of 79,884,430 Class B ordinary shares to our initial shareholders for an aggregate consideration of approximately US$7,988.44, in each case under Regulation S under the Securities Act of 1933.

        In November 2018, we issued a total of 8,611,133 Series A preferred shares to two investors for an aggregate consideration of approximately US$20,000,000, in each case under Regulation S under the Securities Act of 1933.

        In December 2018, we issued a total of 29,202,200 Class B ordinary shares to our investors for an aggregate consideration of approximately US$2,920.22, in each case under Regulation S under the Securities Act of 1933.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                        , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                 shares (or a right to receive                shares) deposited with                , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered is located at                .                's principal executive office is located at                .

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender the ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• $.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

  •
  we appear to be insolvent or enter insolvency proceedings

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                ADSs outstanding, representing                Class B ordinary shares, or approximately      % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while the ADSs have been approved for listing on the Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We, our directors, executive officers and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately                 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

  •
  the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class B ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class B ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng Law Firm, our PRC legal counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class B ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or Class B ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class B ordinary shares, nor will gains derived from the disposal of the ADSs or Class B ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China—We may be classified as a 'PRC resident enterprise' for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment."

U.S. Federal Income Taxation

        The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class B ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire the ADSs or Class B ordinary shares.

        This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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  certain financial institutions;

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  dealers or traders in securities that use a mark-to-market method of tax accounting;

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  persons holding ADSs or Class B ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

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  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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  entities classified as partnerships for U.S. federal income tax purposes and their partners;

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  tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

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  persons that own or are deemed to own ADSs or Class B ordinary shares representing 10% or more of our voting power or value; or

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  persons holding ADSs or Class B ordinary shares in connection with a trade or business outside the United States.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class B ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class B ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class B ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

        As used herein, a "U.S. Holder" is a beneficial owner of the ADSs or Class B ordinary shares that is, for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

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  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns American depositary shares will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B ordinary shares represented by those ADSs.

        The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a "pre-release"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the favorable rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class B ordinary shares in their particular circumstances.

        Except as described below under "—Passive Foreign Investment Company Rules," this discussion assumes that we are not, and will not become, a passive foreign investment company (a "PFIC") for any taxable year.

Taxation of Distributions

        Distributions paid on the ADSs or Class B ordinary shares, other than certain pro rata distributions of ADSs or Class B ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "—People's Republic of China Taxation", dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class B ordinary shares

        A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class B ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the ADSs or Class B ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class B ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—People's Republic of China Taxation" gains on the sale of ADSs or Class B ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

        In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class B ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class B ordinary shares would be allocated ratably over that U.S. Holder's holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class B ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class B ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-marketelection that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under "—Taxation of Distributions" above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class B ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

        If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class B ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class B ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

        If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class B ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class B ordinary shares.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.                                    and                         are acting as bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.            will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States,             .

        The address of            is            .

Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                        additional ADSs from us at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent        % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Public offering price
Discounts and commissions paid by

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs. See "Expenses Relating to This Offering."

Lock-Up Agreements

        We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, offer or issue, contract to purchase or grant any option, right or warrant to purchase, or otherwise dispose of, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

        Each of our directors and executive officers and current shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, it will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into a transaction which would have the same effect or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, ADSs or any of our securities that are substantially similar to the ADSs or ordinary shares or any options or warrants to purchase any of the ADSs or ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive the ADSs or ordinary shares, whether now owned or hereinafter acquired, owned directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transaction is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.

Listing

        We will apply to list the ADSs on the Nasdaq Capital Market under the symbol "            ."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq Capital Market, the over-the-countermarket or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary Sales

        The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An active trading market for our ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

        As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

        Canada.    The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

        Dubai International Financial Centre ("DIFC").    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the "DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above paragraph, the expression "an offer of the ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the

Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

        Japan.    ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (the "Commission") for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

        Singapore.    This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

        United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

        United Kingdom.    This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	US$
Nasdaq Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

 LEGAL MATTERS

        We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York state law in connection with this offering will be passed upon for the underwriters by                . The validity of the Class B ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng Law Firm and for the underwriters by                . Ellenoff Grossman & Schole LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng Law Firm with respect to matters governed by PRC law.                may rely upon                with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements of WiMi Hologram Cloud Inc. as of December 31, 2017 and December 31, 2018 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered business address of Friedman LLP is 1700 Broadway, New York, New York 10019.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class B ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the internet at the SEC's website at www.sec.gov. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Wimi Hologram Cloud Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Wimi Hologram Cloud Inc. and Subsidiaries (collectively, the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company's auditor since 2018.
New York, New York
March 15, 2019

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	12,661,634	151,947,942	22,139,518
Accounts receivable, net	35,475,371	46,762,067	6,813,450
Prepaid expenses and other current asssets	676,743	2,981,436	434,409
Deferred costs	3,216,287	11,603,985	1,690,754

Total current assets	52,030,035	213,295,430	31,078,131

PROPERTY AND EQUIPMENT, NET	1,960,253	1,263,869	184,152

OTHER ASSETS
Cost method investments	550,000	500,000	72,852
Prepaid expenses and deposits	876,346	844,961	123,115
Intangible assets, net	52,041,498	40,245,145	5,863,904
Goodwill	350,023,470	351,334,021	51,190,992

Total non-current assets	403,491,314	392,924,127	57,250,863

Total assets	457,481,602	607,483,426	88,513,146

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	25,319,837	33,033,855	4,813,186
Customer deposits	741,940	586,923	85,518
Other payables and accrued liabilities	1,416,849	1,428,770	208,178
Other payables—related parties	313,373	1,065	155
Current portion of business acquisition payable—related parties	94,313,286	34,086	4,966
Current portion of shareholder loans	14,826,000	—	—
Taxes payable	2,630,599	10,733,539	1,563,926

Total current liabilities	139,561,884	45,818,238	6,675,929

OTHER LIABILITIES
Business acquisition payable—related parties	108,863,920	110,855,328	16,152,134
Non-current shareholder loans	113,174,000	127,755,993	18,614,639
Deferred tax liabilities, net	5,675,409	4,132,398	602,110

Total other liabilities	227,713,329	242,743,719	35,368,883

Total liabilities	367,275,213	288,561,957	42,044,812

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Series A convertible preferred shares, USD 0.0001 par value, 12,916,700 shares authorized, 0 and 8,611,133 shares issued and outstanding as of December 31, 2017 and 2018, respectively	—	5,910	861
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2017 and 2018	13,095	13,095	2,011
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 79,884,430 shares issued and outstanding as of December 31, 2017 and 2018	52,005	52,005	7,988
Additional paid-in capital	30,434,900	168,166,990	24,502,196
Retained earnings	45,633,201	129,526,973	18,872,679
Statutory reserves	14,323,811	19,647,831	2,862,780
Accumulated other comprehensive income(loss)	(250,623)	1,508,665	219,819

Total shareholders' equity	90,206,389	318,921,469	46,468,334

Total liabilities and shareholders' equity	457,481,602	607,483,426	88,513,146

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ending December 31,
	2017	2018	2018
	RMB	RMB	USD
OPERATING REVENUES	192,029,524	225,271,564	32,823,109
COST OF REVENUES	(79,180,187)	(85,414,061)	(12,445,224)

GROSS PROFIT	112,849,337	139,857,503	20,377,885
OPERATING EXPENSES
Selling expenses	(1,235,773)	(1,212,400)	(176,652)
General and administrative expenses	(24,618,898)	(29,822,426)	(4,345,266)
Research and development expenses	(9,696,322)	(8,020,082)	(1,168,563)

Total operating expenses	(35,550,993)	(39,054,908)	(5,690,481)

INCOME FROM OPERATIONS	77,298,344	100,802,595	14,687,404

OTHER INCOME (EXPENSE)
Investment income	195,874	300,000	43,711
Interest income	34,499	24,535	3,575
Finance expenses	(4,228,995)	(5,171,453)	(753,505)
Other income, net	566,260	1,337,711	194,911

Total other expenses, net	(3,432,362)	(3,509,207)	(511,308)

INCOME BEFORE INCOME TAXES	73,865,982	97,293,388	14,176,096

BENEFIT OF (PROVISION FOR) INCOME TAX
Current	(1,994,837)	(9,618,606)	(1,401,475)
Deferred	1,466,826	1,543,010	224,824

Total provision for income tax	(528,011)	(8,075,596)	(1,176,651)

NET INCOME	73,337,971	89,217,792	12,999,445
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(250,623)	1,759,288	256,336

COMPREHENSIVE INCOME	73,087,348	90,977,080	13,255,781

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	100,000,000	100,000,000	100,000,000

Diluted	100,000,000	100,922,621	100,922,621

EARNINGS PER SHARE
Basic	0.73	0.89	0.13

Diluted	0.73	0.88	0.13

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Ordinary shares
								Retained earnings (accumulated deficit)
	Convertible preferred shares		Class A		Class B
										Accumulated other comprehensive income (loss)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional paid-in capital	Statutory reserves	Unrestricted		Total	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2016	—	—	20,115,570	13,095	79,884,430	52,005	434,900	8,230,646	(21,611,605)	—	(12,880,959)	(1,876,815)
Capital contribution	—	—	—	—	—	—	30,000,000	—	—	—	30,000,000	4,371,139
Net income	—	—	—	—	—	—	—	—	73,337,971	—	73,337,971	10,685,682
Statutory reserves	—	—	—	—	—	—	—	6,093,165	(6,093,165)	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	(250,623)	(250,623)	(36,517)

BALANCE, December 31, 2017	—	—	20,115,570	13,095	79,884,430	52,005	30,434,900	14,323,811	45,633,201	(250,623)	90,206,389	13,143,489

Capital contribution	8,611,133	5,910	—	—	—	—	137,732,090	—	—	—	137,738,000	20,069,064
Net income	—	—	—	—	—	—	—	—	89,217,792	—	89,217,792	12,999,445
Statutory reserves	—	—	—	—	—	—	—	5,324,020	(5,324,020)	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	1,759,288	1,759,288	256,336

BALANCE, December 31, 2018	8,611,133	5,910	20,115,570	13,095	79,884,430	52,005	168,166,990	19,647,831	129,526,973	1,508,665	318,921,469	46,468,334

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	73,337,971	89,217,792	12,999,445
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	12,781,971	13,538,853	1,972,674
(Recovery of) provision for doubtful accounts	(121,413)	2,591	378
Deferred tax benefit	(1,466,826)	(1,543,010)	(224,824)
Gain from disposal of cost-method investment	(61,100)	(300,000)	(43,711)
Gain from disposal of subsidiary	(134,774)	—	—
Amortization of debt discount	4,191,002	5,124,715	746,695
Change in operating assets and liabilities:
Accounts receivables	(2,179,079)	(11,291,877)	(1,645,279)
Prepaid expenses and other current assets	4,998,724	(2,302,103)	(335,427)
Deferred cost of revenue	(3,216,287)	(8,387,698)	(1,222,126)
Prepaid expenses and deposits	(876,346)	31,386	4,573
Accounts payable	17,134,885	7,714,017	1,123,968
Customer deposits	146,060	(155,018)	(22,587)
Other payables and accrued liabilities	371,373	11,924	1,737
Other payable related parties	274,573	(312,308)	(45,505)
Taxes payable	2,877,207	8,102,941	1,180,636

Net cash provided by operating activities	108,057,941	99,452,205	14,490,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceed from sale of cost method investment	111,100	350,000	50,997
Proceed from sale of subsidiary	156,225	—	—
Acquisition of skystar, net of cash received	(17,967,355)	—	—
Payments of business acquisition payable—related parties	(98,700,000)	(98,900,784)	(14,410,302)
Purchases of property and equipment	(1,964,233)	(46,572)	(6,786)

Net cash used in investing activities	(118,364,263)	(98,597,356)	(14,366,091)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	30,000,000	—	—
Proceeds from issuance of Series A convertible preferred shares	—	137,738,000	20,000,000
Proceeds from related party loans		14,581,993	2,124,664
Repayment of shareholder loans	(33,800,000)	(14,826,000)	(2,160,217)

Net cash (used in) provided by financing activities	(3,800,000)	137,493,993	19,964,447

EFFECT OF EXCHANGE RATE ON CASH	(234,124)	937,466	205,656

CHANGE IN CASH AND CASH EQUIVALENTS	(14,340,446)	139,286,308	20,294,659
CASH AND CASH EQUIVALENTS, beginning of year	27,002,080	12,661,634	1,844,859

CASH AND CASH EQUIVALENTS, end of year	12,661,634	151,947,942	22,139,518

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	2,134,902	2,304,503	335,777

Cash paid for interest expense	—	—	—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of Skystar with acquisition payables	35,222,954	—	—

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of business and organization

        Wimi Hologram Cloud Inc. ("Wimi Cayman" or the "Company") is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Wimi Hologram Cloud Limited ("Wimi HK") which was established in Hong Kong on September 4, 2018. Wimi HK is also a holding company holding all of the outstanding equity of Beijing Hologram Wimi Cloud Network Technology Co., Ltd. ("Wimi WFOE") which was established on September 20, 2018 under the law of the People's Republic of China ("PRC" or "China").

        The Company, through its variable interest entity ("VIE"), Beijing Wimi Cloud Software Co., Ltd. ("Wimi Beijing") and its subsidiaries, mainly engaged in two operating segments: (1) Augmented reality (AR) advertising services; and (2) AR entertainment. The majority of Company's business activities are carried out in Shenzhen and Hong Kong. The Company's headquarters is located in the city of Beijing, China.

        There are thirteen subsidiaries under the consolidation of the VIE company, Wimi Beijing.

        On August 20, 2015, Wimi Beijing acquired Shenzhen Yitian Internet Technology Co., Ltd. ("Shenzhen Yitian") and Shenzhen Yitian's subsidiary Shenzhen Quntian Technology Co., Ltd. ("Shenzhen Qunitan"). Shenzhen Yitian established wholly owned subsidiaries Shenzhen Qianhai Wangxin Technology Co., Ltd. in 2015 and Korgas 233 Technology Co., Ltd. Shenzhen in 2017. Shenzhen Yitian and subsidiaries mainly engage in AR entertainment.

        On August 26, 2015, Wimi Beijing acquired Shenzhen Kuxuanyou Technology Co., Ltd. ("Shenzhen Kuxuan"), Shenzhen Kuxuan established wholly owned subsidiary Shenzhen Yiruan Tianxia Technology Co., Ltd. in 2016 and wholly owned subsidiaries Shenzhen Yiyun Technology Co., Ltd. and Korgas Shengyou Information Technology Co., Ltd. in 2017. Shenzhen Kuxuan and subsidiaries mainly engage in AR entertainment.

        On October 21, 2015, Wimi Beijing acquired ShenzhenYidian Network Technology Co., Ltd. ("ShenzhenYidian"), ShenzhenYidian established Korgas Duodian Network Technology Co., Ltd. in 2016 and Shenzhen Duodian Cloud Technology Co., Ltd. in 2017. ShenzhenYidian and subsidiaries engaged in AR advertising services.

        In 2016, Wimi Beijing established wholly owned subsidiary Micro Beauty Lightspeed Investment Management HK Limited. On March 7, 2017, Micro Beauty Lightspeed Investment Management HK Limited acquired 100% equity interest of Skystar Development Co.,Ltd. Skystar engages in AR entertainment. (See Note 4 for acquisition details)

        On November 6, 2018, Wimi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of Wimi Cayman prior to the reorganization. Wimi Cayman, and Wimi HK were established as the holding companies of Wimi WFOE. Wimi WFOE is the primary beneficiary of Wimi Beijing and its subsidiaries, and all of these entities included in Wimi Cayman are under common control which results in the consolidation of Wimi Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Wimi Cayman.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of business and organization (Continued)

        The accompanying consolidated financial statements reflect the activities of Wimi Cayman and each of the following entities:

Name	Background	Ownership
Wimi HK	• A Hong Kong company • Incorporated on September 4, 2018 • A holding company	100% owned by Wimi Cayman
Wimi WFOE	• PRC limited liability company and deemed a wholly foreign owned enterprise ("WFOE") • Incorporated on September 20, 2018 • Registered capital of RMB 325,500,000 (USD 50,000,000) • A holding company	100% owned by Wimi HK
Wimi Beijing	• A PRC limited liability company • Incorporated on May 27, 2015 • Registered capital of RMB 5,154,639 (USD 751,055) Primarily engages in Hologram advertising services	VIE of Wimi WFOE
Shenzhen Kuxuanyou Technology Co., Ltd. ("Shenzhen Kuxuanyou")	• A PRC limited liability company • Incorporated on June 18, 2012 • Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Wimi Beijing Acquired in 2015
Shenzhen Yiruan Tianxia Technology Co., Ltd. ("Shenzhen Yiruan")	• A PRC limited liability company • Incorporated on January 06, 2016 • Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd.
Shenzhen Yiyun Technology Co., Ltd. ("Shenzhen Yiyun")	• A PRC limited liability company • Incorporated on November 15, 2017 • Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd
Korgas Shengyou Information Technology Co., Ltd. ("Korgas Shengyou")	• A PRC limited liability company • Incorporated on February 13, 2017 • Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in SDK payment channel services	100% owned by Shenzhen Kuxuanyou Technology Co., Ltd
Korgas Wimi Xinghe Network Technology Co., Ltd. ("Korgas Wimi")	• A PRC limited liability company • Incorporated on October 18, 2016 • Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in Hologram advertising services	100% owned by Wimi Beijing

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of business and organization (Continued)

Name	Background	Ownership
Shenzhen Yitian Internet Technology Co., Ltd. ("Shenzhen Yitian")	• A PRC limited liability company • Incorporated on March 08, 2011 • Registered capital of RMB 20,000,000 (USD 2,914,093) Primarily engages in mobile games development	100% owned by Wimi Beijing Acquired in 2015
Shenzhen Quntian Technology Co., Ltd. ("Shenzhen Qunitan")	• A PRC limited liability company • Incorporated on May 22, 2014 • Registered capital of RMB 2,000,000 (USD 291,409) No operations	100% owned by Shenzhen Yitian Internet Technology Co., Ltd Disposed in November 2017*
Korgas 233 Technology Co., Ltd. ("Korgas 233")	• A PRC limited liability company • Incorporated on September 15, 2017 • Registered capital of RMB 1,000,000 (USD 145,705) Primarily engages in mobile games development	100% owned by Shenzhen Yitian Internet Technology Co., Ltd.
Shenzhen Qianhai Wangxin Technology Co., Ltd. ("Shenzhen Qianhai")	• A PRC limited liability company • Incorporated on October 16, 2015 • Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian Internet Technology Co., Ltd.
Shenzhen Yidian Network Technology Co., Ltd. ("Shenzhen Yidian")	• A PRC limited liability company • Incorporated on May 20, 2014 • Registered capital of RMB 10,000,000 (USD 1,457,046) Primarily engages in AR advertising services	100% owned by Wimi Beijing Acquired in 2015
Shenzhen Duodian Cloud Technology Co., Ltd. ("Shenzhen Duodian")	• A PRC limited liability company • Incorporated on August 24, 2017 • Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Korgas Duodian Network Technology Co., Ltd. ("Korgas Duodian")	• A PRC limited liability company • Incorporated on November 25, 2016 • Registered capital of RMB 5,000,000 (USD 728,523) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian Network Technology Co., Ltd.
Micro Beauty Lightspeed Investment Management HK Limited ("Micro Beauty")	• A Hong Kong company • Incorporated on February 22, 2016 • Registered capital of HKD 100,000 (USD 12,771) Primarily engages in MR software development and licensing	100% owned by Wimi Beijing
Skystar Development Co.,Ltd ("Skystar")	• A Republic of Seychelles Company • Incorporated on March 30, 2016 • Registered capital of USD 50,000 Primarily engages in MR software development and licensing	100% owned by Micro Beauty Lightspeed Investment Management HK Limited Acquired on March 7, 2017

*
Shenzhen Yitian sold Shenzhen Quntian for RMB 156,225 to a third party in November 2017, net assets of Shenzhen Quntian was RMB21,451, resulting in RMB134,774 of gain from disposal of subsidiary.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of business and organization (Continued)

Contractual Arrangements

        Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Wimi Beijing is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of four agreements, a shareholder power of attorney and an irrevocable commitment letter (collectively the "Contractual Arrangements", which were signed on November 6, 2018).

        The significant terms of the Contractual Agreements are as follows:

Exclusive Business Cooperation Agreement

        Under the exclusive business cooperation agreement between Wimi WFOE and Beijing Wimi, dated November 6, 2018, Wimi WFOE has the exclusive right to provide to Beijing Wimi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Wimi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing Wimi agrees to pay Wimi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year's loss (if any). This agreement will remain effective for ten years and can be renewed at Wimi WFOE s sole discretion

Exclusion Share Purchase Option Agreements

        Pursuant to the exclusive share purchase agreement dated November 6, 2018, by and among Wimi WFOE, Beijing Wimi and each of the shareholders of Beijing Wimi, each of the shareholders of Beijing Wimi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing Wimi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing Wimi undertakes that, without the prior written consent of Wimi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at Wimi WFOE's sole discretion.

Exclusive Assets Purchase Agreements

        Pursuant to the exclusive asset purchase agreement dated November 6, 2018 by Wimi WFOE and Beijing Wimi, Beijing Wimi irrevocably granted Wimi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing Wimi's current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing Wimi undertakes that, without the prior written consent of Wimi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify Wimi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at Wimi WFOE's sole discretion.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Nature of business and organization (Continued)

Equity Interest Pledge Agreements

        Pursuant to the equity pledge agreement dated November 6, 2018, by and among Wimi WFOE, Beijing Wimi and the shareholders of Beijing Wimi, the shareholders of Beijing Wimi pledged all of their equity interests in Beijing WiMi to Wimi WFOE to guarantee their and Beijing Wimi 's obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement and this equity pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Wimi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing Wimi i agree that, without Wimi WFOE's prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. We are planning to complete the registration of the equity pledges with the relevant office of SAIC in accordance with the PRC Property Rights Law.

Shareholders' Voting Rights Proxy Agreement

        Pursuant to the shareholders' voting rights proxy agreements dated November 6, 2018, by Wimi WFOE and each shareholder of Beijing Wimi, respectively, each shareholder of Beijing Wimi irrevocably authorized Wimi WFOE or any person(s) designated by Wimi WFOE to exercise such shareholder's voting rights in Beijing Wimi, including, without limitation, the power to participate in and vote at shareholder's meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder's equity interest in Beijing Wimi, and other shareholders' voting rights permitted by PRC law and the Articles of Association of Beijing Wimi. The shareholders' voting rights proxy agreement remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing Wimi.

Spousal Consent Letters

        Pursuant to these letters, the spouses of the applicable shareholders of Beijing Wimi unconditionally and irrevocably agreed that the equity interest in Beijing Wimi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the shareholders' voting rights proxy agreement. Each of their spouses agreed not to assert any rights over the equity interest in Beijing Wimi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing Wimi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

        Based on the foregoing contractual arrangements, which grant Wimi WFOE effective control of Wimi Beijing and enable Wimi WFOE to receive all of their expected residual returns, the Company accounts for Wimi Beijing as a VIE. Accordingly, the Company consolidates the accounts of Wimi Beijing for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission ("SEC"), and Accounting Standards Codification ("ASC") 810-10, Consolidation.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of significant accounting policies

Liquidity

        In assessing the Company's liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company's liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contribution from shareholders have been utilized to finance the working capital requirements of the Company. As of December 31, 2018, the Company has cash flow from operating activities of RMB 99.5 million and had cash of RMB 151.9 million. The Company's working capital was approximately RMB 167.5 million as of December 31, 2018. The Company believes its revenues and operations will continue to grow and the current working capital is sufficient to support its operations and debt obligations as they become due one year from date of this report.

Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for information pursuant to the rules and regulations of the Securities Exchange Commission ("SEC").

Principles of consolidation

        The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise ("WFOE") and variable interest entities ("VIEs") over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company's consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, and deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

        The Company uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its subsidiary in Seychelles is U.S. dollar, and its subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, "Foreign Currency Matters".

        In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of significant accounting policies (Continued)

        Translation adjustments included in accumulated other comprehensive (loss) income amounted to RMB (250,623) and RMB 1,508,665 (USD 219,819) as of December 31, 2017 and 2018, respectively. The balance sheet amounts, with the exception of shareholders' equity for Wimi HK at December 31, 2017 and 2018 were translated at RMB1.00 to HKD 1.1963 and to HKD 1.1413, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2017 and 2018 were RMB1.00 and to HKD1.1530 and to HKD 1.1815, respectively. The balance sheet amounts, with the exception of shareholders' equity for Wimi Cayman and Skystar at December 31, 2017 and 2018 were translated at RMB1.00 to USD 0.1517 and to USD 0.1457, respectively. The average translation rates applied to statement of income accounts for the years ended December 31, 2017 and 2018 were RMB1.00 and to USD0.1489 and to USD 0.1451, respectively. The shareholders' equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to RMB 6.8632, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

        Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company's operating revenues which were held at the third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK and US. Cash balances in bank accounts in PRC are not insured by any insurance or other programs.

Accounts receivable, net

        Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management's best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2017 and 2018, the Company made nil and RMB 2,591 (USD 378) allowance for doubtful accounts for accounts receivable, respectively.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of significant accounting policies (Continued)

Prepaid expenses and other current assets

        Prepaid expenses and other current assets are mainly prepaid rent, deposits and employee advances.

Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 - 5 years
Leasehold improvements	lesser of lease term or expected useful life

        The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

        The Company's intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Goodwill

        Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

        The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the opinion to access qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of significant accounting policies (Continued)

assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantities impairment test described below is required. The first step compares the fair values of each reporting unit to its carrying amount, including good will. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

        Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the year ended December 31, 2017 and 2018, no impairment of long-lived assets was recognized.

Cost method investments

        The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

        Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2017 and 2018.

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Business Combination

        The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company's operating results from the date of acquisition.

Fair value measurement

        The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

        The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

  •
  Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

  •
  Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

        Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Customer deposit

        Payments received from customers before all of the relevant criteria for revenue recognition are recorded as customer deposits.

Deferred costs

        Deferred costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer's requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. The Company reviewed impairment at December 31, 2018 and determined all costs are recoverable.

Revenue recognition

        Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) the ability to collect is reasonably assured. Revenue is presented in the consolidated statements of income and comprehensive income net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price

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protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its' customers.

(i)    AR Advertising Services

        AR advertisements are the use holographic materials integrated into advertisement on the online media platforms or offline display. The Company provides AR advertisement services. Revenue is recognized when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression ("CPM") or cost per action ("CPA") for on line display and service period for offline display contracts.

        The Company enters into advertising arrangements with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is reasonably assured. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

        While none of the factors individually are considered presumptive or determinative, because the Company is the primary obligor and is responsible for (1) identifying and contracting with advisers; (2) establishing the selling prices of each of the CPM or CPA basis pricing model; and (3) performing all billing and collection activities, including retaining credit risk, the Company acts as the principal of these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

(ii)   AR Entertainment

        The Company's AR entertainment includes mainly three sub-categories: SDK payment channel services, software development and mobile games operations and technology developments.

  a. SDK Payment Channel Services

        The Company's SDK payment channel services enable game players/app users to make online payments through Alipay, Unipay or Wechat pay etc to various online content providers. When game players/app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

        The Company charges a fee for the payment channel services, the pricing of which is based on the pre-determined rates specified in the contract. The Company recognizes SDK payment channel service revenue at the time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per-transaction basis. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, revenue from SDK payment service is recorded on a net basis.

  b. MR software development services

        The Company's MR software development service contracts are primarily on a fixed-price basis, which require the Company to perform services for MR application design, content development and integrating based on customers' specific needs. These services also require significant production and

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Note 2—Summary of significant accounting policies (Continued)

customization. The required customization work period is generally less than one year. Upon delivery of the customized software, customer acceptance is generally required.

        Revenues from customized MR software development services are recognized in accordance with Accounting Standards Codification ("ASC") 605-35-25, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on input or output methods for measuring the progress towards completion of the contracts. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various MR software resulting in its ability to reasonably estimate the progress toward completion on each fixed-price customized contracts. If there is an uncertainty about the collection of payment for the services, revenue is deferred until collectability becomes probable, generally upon receipt of cash.

        To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

  c. Mobile Games Services

        The Company generates revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on an assessment of various factors, including but not limited to whether the Company (i) is the primary obligor in the arrangement; (ii) has discretion in suppliers selection; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications. As such, the Company is not the primary obligor and does not have the ability to establish the price, and therefore, revenue from Mobile Games services are recorded on a net basis.

  —Jointly operated mobile game publishing services

        The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third-party-owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in-game premium features to enhance their game-playing experience. The Company contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third-party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company's obligation in the publishing services is completed upon the purchase of coins by the game players.

        With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the (i) developers are responsible for providing the game

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product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers; (iii) the developers have the right to change the pricing of in-game virtual items. The Company's responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the agent of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

  —Licensed out mobile games

        The Company also licenses third-parties to operate its mobile games developed internally through mobile portal and receives revenue-based royalty payments from the third-party licensee operators on a monthly basis. The revenue-based royalty payments are recognized when all other revenue recognition criteria are met. The Company records revenues on a net basis, as the Company does not have the primary responsibility for fulfillment and acceptability of the game services.

  d. Technology developments

        Revenue from fixed-price a technology development contract requires the Company to design applications based on customers' specific needs. The Company recognizes its development revenues upon completion of the design after the acceptance by its customer with no more future obligation of the design project using completed contract method as the duration of the design period is short, usually approximately 3 months or less.

        Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Cost of revenues

        For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

        For AR entertainment segment, the costs of revenue consist of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for our professionals.

Advertising costs

        Advertising costs amounted to RMB 740,065 and nil for the years ended December 31, 2017 and 2018, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

        A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

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Government subsides

        Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 650,025 and RMB 1,236,593 (USD 180,177) for the years ended December 31, 2017 and 2018, respectively.

Research and development

        Research and development expenses include salaries and other compensation-related expenses to the Company's research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company's research and product development team.

Value added taxes

        Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company's subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

        The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

        Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

        An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The

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Note 2—Summary of significant accounting policies (Continued)

amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2016 to 2017 are subject to examination by any applicable tax authorities.

Earnings per share

        The Company computes earnings per share ("EPS") in accordance with ASC 260, "Earnings per Share". ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2017 and 2018, there were 0 and 8,611,133 dilutive shares, respectively.

Employee benefit

        The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees' respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 947,723 and RMB 1,057,537 (USD 154,088) for the years ended December 31, 2017 and 2018, respectively.

Statutory reserves

        Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable "statutory surplus reserve fund". Subject to certain cumulative limits, the "statutory surplus reserve fund" requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the "reserve fund". For foreign invested enterprises, the annual appropriation for the "reserve fund" cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

        ASC 280, "Segment Reporting", establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as

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Note 2—Summary of significant accounting policies (Continued)

information about geographical areas, business segments and major customers in financial statements for detailing the Company's business segments.

Recently issued accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date" ("ASU 2015-14"), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company's fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue versus Net)" ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, "Identifying Performance Obligations and Licensing" ("ASU 2016-10"), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 "Narrow-Scope Improvements and Practical Expedients" ("ASU 2016-12"), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" ("ASU 2016-20"), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an "emerging growth company," or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the modified retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition and its contracts with customers to determine the effect the guidance will have on its consolidated financial statements and what changes to systems and controls may be warranted.

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Note 2—Summary of significant accounting policies (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU on January 1, 2018 would not have a material effect on the Company's consolidated financial statements.

        In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years,

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Note 2—Summary of significant accounting policies (Continued)

beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company's consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company's consolidated financial statements.

        Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company's consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3—Variable interest entity ("VIE")

        On November 6, 2018, Wimi WFOE entered into Contractual Arrangements with Wimi Beijing. The significant terms of these Contractual Arrangements are summarized in "Note 1—Nature of business and organization" above. As a result, the Company classifies Wimi Beijing as a VIE which should be consolidated based on the structure as described in Note 1.

        A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Wimi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Wimi Beijing because it has both of the following characteristics:

        (1)   The power to direct activities at Wimi Beijing that most significantly impact such entity's economic performance, and

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Note 3—Variable interest entity ("VIE") (Continued)

        (2)   The right to receive benefits from Wimi Beijing that could potentially be significant to such entity.

        Pursuant to the Contractual Arrangements, Wimi Beijing pays service fees equal to all of its net income to Wimi WFOE. The Contractual Arrangements are designed so that Wimi Beijing operate for the benefit of Wimi WFOE and ultimately, the Company.

        Accordingly, the accounts of Wimi Beijing is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company's financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Wimi Beijing and can have assets transferred out of Wimi Beijing. Therefore, the Company considers that there is no asset in Wimi Beijing that can be used only to settle obligations of Wimi Beijing, except for registered capital and PRC statutory reserves, if any. As Wimi Beijing is incorporated as limited liability company under the Company Law of the PRC, creditors of the Wimi Beijing do not have recourse to the general credit of the Company for any of the liabilities of Wimi Beijing.

        The carrying amount of the VIE's consolidated assets and liabilities are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Current assets	52,030,035	75,442,911	10,992,381
Property and equipment, net	1,960,253	1,263,869	184,152
Other noncurrent assets	403,491,314	392,924,127	57,250,864

Total assets	457,481,602	469,630,907	68,427,397
Total liabilities	(367,275,213)	(286,142,679)	(41,692,313)

Net assets	90,206,389	183,488,228	26,735,084

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Note 3—Variable interest entity ("VIE") (Continued)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Current liabilities:
Accounts payable	25,319,837	33,033,855	4,813,186
Customer deposits	741,940	586,923	85,518
Other payables and accrued liabilities	1,416,849	1,428,770	208,178
Other payables—related parties	313,373	1,065	155
Current portion of business acquisition payable—related parties	94,313,286	34,086	4,966
Current portion of shareholder loans	14,826,000	—	—
Taxes payable	2,630,599	10,733,539	1,563,926

Total current liabilities	139,561,884	45,818,238	6,675,929
Business acquisition payable—related parties	108,863,920	110,855,328	16,152,134
Non-current shareholder loan	113,174,000	125,336,715	18,262,139
Deferred tax liabilities, net	5,675,409	4,132,398	602,110

Total liabilities	367,275,213	286,142,679	41,692,312

        The summarized operating results of the VIE's are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	USD
Operating revenues	192,029,524	225,271,564	32,823,109
Gross profit	112,849,337	139,857,503	20,377,885
Income from operations	77,298,344	102,641,091	14,955,282
Net income	73,337,971	91,056,633	13,267,373

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Note 3—Variable interest entity ("VIE") (Continued)

        The summarized statements of cash flow of the VIE's are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	USD
Net cash provided by operating activities	108,057,941	101,291,046	14,758,574
Net cash used in investing activities	(118,364,263)	(98,597,356)	(14,366,091)
Net cash used in financing activities	(3,800,000)	(2,663,285)	(388,053)

Net increase (decrease) in cash and cash equivalents	(14,340,446)	1,433,789	208,910
Cash and cash equivalents, beginning of year	27,002,080	12,661,634	1,844,859

Cash and cash equivalents, end of year	12,661,634	14,095,423	2,053,769

Note 4—Business acquisition

Acquisition of Skystar

        On March 7, 2017, Micro Beauty entered into a share purchase agreement (the "Agreement") with Gao Zhixia, former shareholder of Skystar Development Co., Ltd (the "Seller"). Neither the Company nor its affiliates have any relationship with the Sellers other than with respect to the Agreement. The purpose of acquiring of Skystar is to acquire MR technology know-hows which has a good practicability and protection for data safeness.

        The Company's acquisition of Skystar was accounted for as a business combination in accordance with ASC 805. Pursuant to the Agreement, Micro Beauty agreed to acquire 100% of the capital stock of Skystar (the "Acquisition"), for an aggregate consideration of RMB 58,450,000 (USD 8,471,015) which will be paid in 5 years starting from the acquisition date. The consideration was funded from the capital contribution and the Company's operations. . The Company paid RMB 17,967,355 (USD 2,690,000) and RMB12,710,784 (USD1,920,000) for the years ended December 31, 2017 and 2018, respectively.

        As of December 31, 2017, acquisition payable amounted to RMB 35,222,953, net of discount of RMB 264,212. As of December 31, 2018, acquisition payable amounted to RMB 24,436,304 (USD 3,560,483), net of discount of RMB 435,857 (USD 63,506).

        The Company has allocated the purchase price of Skystar based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB with the valuation methodologies using level 3 inputs, except for cash was valued using Level 1 inputs. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Business acquisition (Continued)

appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

        The following table summarizes the fair value of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Skystar based on a valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on March 31, 2017 at the rate of USD 1.00 to RMB 6.90.

March 31, 2017	Fair Value	Fair Value
	RMB	USD
Cash	144,953	21,000
Intangible—non-compete agreement	9,663,553	1,400,000
Intangible—technology know-how	12,424,568	1,800,000
Goodwill	33,554,007	4,862,900

Net assets acquired	55,787,081	8,083,900

        The Company signed a 6 year non-compete agreements with former investors of companies acquired.

        Technology know-hows, including video, audio integration, advertising serving platform, media assets management platform, data management platform and visual element tagging/identify/tracking technologies which enables the Company to develop software with AR features with estimated average finite useful lives of 5.8 years.

        Approximately RMB 33.6 million of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

        The amount of sales net income what resulted from the acquisition and included in the consolidated statements of income and comprehensive income during the twelve months ended December 31, 2017 were RMB26,018,977 and RMB12,515,694, respectively.

        Pro forma results of operations for the acquisition described above have not been presented because it is not material to the consolidated income statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Accounts receivable, net

        Accounts receivable, net consisted of the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Accounts receivable	35,475,371	46,764,658	6,813,828
Less: allowance for doubtful accounts	—	(2,591)	(378)

Accounts receivable, net	35,475,371	46,762,067	6,813,450

        The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Beginning balance	121,413	—	—
Addition	—	2,591	378
Recovery	(121,413)	—	—

Ending balance	—	2,591	378

Note 6—Property and equipment, net

        Property and equipment consist of the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Office electronic equipment	1,456,995	1,496,516	218,050
Office fixtures and furniture	63,702	70,753	10,309
Leasehold improvements	1,153,205	1,153,205	168,027

Subtotal	2,673,902	2,720,474	396,386
Less: accumulated depreciation	(713,649)	(1,456,605)	(212,234)

Total	1,960,253	1,263,869	184,152

        Depreciation expense for the years ended December 31, 2017 and 2018 amounted to RMB 575,728 and RMB 742,956 (USD 108,252), respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Cost method investments

        Cost method investments consist of the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
8% Investment	500,000	500,000	72,852
1% Investment	50,000	—	—

Total	550,000	500,000	72,852

        In 2016, Wimi Beijing invested RMB 500,000 (USD 72,852) and RMB 100,000 (USD 14,570) in two companies in the AR and 3D animation areas for 8% and 1% of total equity interest, respectively. As the Company did not have significant influence over the investees, the investment was accounted for using the cost method. On April 20, 2017, the Company sold half of the 1% equity interest for a proceed of RMB111,000 (USD 16,173) resulting in a gain of RMB 61,100 (USD 8,903). The Company sold one of the investments with cost basis of RMB50,000 in 2018 for RMB 350,000 (USD50,997) resulting in a gain from sale of investment of RMB300,000 (USD 43,711). As of December 31, 2018, the remaining carrying value of cost method investments was RMB 500,000. Wimi Beijing owned 8% of the investee's total equity interest at the end of year 2018.

Note 8—Intangible assets, net

        The Company's intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Copyrights	579,722	579,722	84,468
Non-compete agreements*	64,310,345	64,747,645	9,434,032
Technology know-hows*	11,713,300	12,275,544	1,788,604

Subtotal	76,603,367	77,602,911	11,307,104
Less: accumulated amortization	(24,561,869)	(37,357,766)	(5,443,200)

Intangible assets, net	52,041,498	40,245,145	5,863,904

*
There is no change in carrying value of non-compete agreements and technology know-hows except for the foreign exchange translation difference from Skystar.

        Amortization expense for the years ended December 31, 2017 and 2018 amounted to RMB 12,206,243 and RMB 12,795,897 (USD 1,864,421), respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Intangible assets, net (Continued)

        The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2019	12,795,897	1,864,422
2020	12,795,897	1,864,422
2021	9,651,453	1,406,261
2022	3,595,898	523,939
2023	1,243,264	181,149
Thereafter	162,736	23,711

Total	40,245,145	5,863,904

Note 9—Goodwill

        Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Goodwill from Shenzhen Kuxuan acquisition(a)	87,908,370	87,908,370	12,808,656
Goodwill from Shenzhen Yidian acquisition(b)	137,060,340	137,060,340	19,970,326
Goodwill from Shenzhen Yitian acquisition(c)	92,990,256	92,990,256	13,549,111
Goodwill from Skystar acquisition* (Note 4)	32,064,504	33,375,055	4,862,900

Goodwill	350,023,470	351,334,021	51,190,993

*
There was no change in carrying value of goodwill except for the foreign exchange translation difference from Skystar.

(a)
Wimi Beijing acquired Shenzhen Kuxuan in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuan for an aggregate consideration of RMB 113.0 million (approximately USD 16.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 87,908,370 (USD 12,808,656) was allocated to goodwill.

(b)
Wimi Beijing acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD 24.5 million). The excess fair value of consideration over the identifiable assets acquired of RMB 137,060,340 (USD 19,970,326) was allocated to goodwill.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Goodwill (Continued)

(c)
Wimi Beijing acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD 28.0 million). The excess fair value of consideration over the identifiable assets acquired of RMB 160,990,256 (USD 23,457,026) was allocated to goodwill. Impairment loss of RMB 68,000,000 (USD 9,907,915) was recognized for the year ended December 31, 2016.

        Following the Company's acquisitions in 2017, as described in Note 4, the changes in the carrying amount of goodwill allocated to reportable segments for the years ended December 31, 2017 and 2018 are as follows:

	AR advertising services	AR entertainment	Total	Total
	RMB	RMB	RMB	USD
As of January 1, 2017	137,060,340	180,898,626	317,958,966	45,795,617
Add: Acquisition of Skystar	—	33,554,007	33,554,007	5,154,225
Translation difference	—	(1,489,503)	(1,489,503)	50,198

As of December 31, 2017	137,060,340	212,963,130	350,023,470	51,000,040
Translation difference		1,310,551	1,310,551	190,953

As of December 31, 2018	137,060,340	214,273,681	351,334,021	51,190,993

Note 10—Other payables and accrued liabilities

        Other payables and accrued liabilities consist of the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Salary payables	1,312,817	1,302,123	189,725
Other payables	41,153	91,599	13,346
Accrued expenses	62,879	35,048	5,107

Total other payables and accrued liabilities	1,416,849	1,428,770	208,178

Note 11—Related party balances and transactions

a)
Loans—related party

        The Company borrowed RMB 161,800,000 from Jie Zhao, the Company's major shareholder in 2016 and borrowed additional RMB 10,381,993 in 2018. The Company repaid RMB 33,800,000 and RMB 14,826,000 (USD 2,160,217) in 2017 and 2018, respectively. The Company also borrowed

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Related party balances and transactions (Continued)

RMB 4,200,000 from Enweiliangzi Investment Co. (which is under common control of Jie Zhao) in 2018 for cash flow purpose. The loans are interest free, no collateral and are due in 2021.

Name of Related Party	Relationship	Nature	December 31, 2017	December 31, 2018	December 31, 2018
			RMB	RMB	USD
Jie Zhao	Chairman of Wimi Cayman	Loan	128,000,000	123,555,993	18,002,680
Enweiliangzi Investment Co.	Under common control of Jie Zhao	Loan	—	4,200,000	611,959

Total:			128,000,000	127,755,993	18,614,639
Current portion of shareholder loan			(14,826,000)	—	—

Shareholder loan—non-current			113,174,000	127,755,993	18,614,639

        The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2020	23,328,998	3,399,143
2021	104,426,995	15,215,496

Total minimum payments required	127,755,993	18,614,639

b)
Other payables—related parties

Name of Related Party	Relationship	Nature	December 31, 2017	December 31, 2018	December 31, 2018
			RMB	RMB	USD
Beijing Tianhoudide Investment Management, LLP	Under the common control of Jie Zhao	Business expense payable	1,065	1,065	155
Yao Zhao Hua	Nominee shareholder, legal representative, executive director and general manager of Beijing Wimi Cloud	Business expense payable	312,308	—	—

Total			313,373	1,065	155

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Related party balances and transactions (Continued)

c)
Business acquisition payables—related parties

        Business acquisition payables resulted from the Wimi Beijing's acquisitions of Shenzhen Kuxuanyou Technology Co., Ltd., Shenzhen Yitian Internet Technology Co., Ltd., Shenzhen Yidian Network Technology Co., Ltd., in 2015 and Micro Beauty's acquisition of Skystar in 2017.

Name of related party	Relationship	December 31, 2017	December 31, 2018	December 31, 2018
		RMB	RMB	USD
Xie Jinlong	Former shareholder of Shenzhen Kuxuanyou (a) and COO of Wimi Cayman	41,936,371	20,139,056	2,934,354
Yi Chengwei	Former shareholder Shenshen Yitian and (b) CTO of Wimi Cayman	82,622,370	50,828,374	7,405,929
Meng Xiaojuan	Former shareholder and legal representative of Shenzhen Yidian (c)	43,395,511	15,485,681	2,256,336
Gao Zhixia	Former shareholder and legal representative of Skystar (d)	35,222,954	24,436,303	3,560,481

Total:		203,177,206	110,889,414	16,157,100
Current portion of business acquisition payable		(94,313,286)	(34,086)	(4,966)

Business acquisition payable non-current		108,863,920	110,855,328	16,152,134

(a)
Wimi Beijing acquired Shenzhen Kuxuanyou, in 2015 to acquire 100% of the capital stock of Shenzhen Kuxuanyou for an aggregate consideration of RMB 113 million (approximately USD17.2 million) to be made over six years. Xie Jinlong became a related party to the Company after the acquisition. Wimi Beijing paid RMB 23,000,000 in 2017 and RMB 23,120,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 20,139,056.

(b)
Wimi Beijing acquired Shenzhen Yitian in 2015 to acquire 100% of the capital stock of Shenzhen Yitian for an aggregate consideration of RMB 192.0 million (approximately USD28 million) to be made over six years. Yi Chengwei became a related party to the Company after the acquisition. Wimi Beijing paid RMB 25,700,000 in 2017 and RMB 33,720,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 50,828,374.

(c)
Wimi Beijing acquired Shenzhen Yidian in 2015 to acquire 100% of the capital stock of Shenzhen Yidian for an aggregate consideration of RMB 168.0 million (approximately USD24.5 million) to be made over six years. Meng Xiaojuan became a related party to the Company after the acquisition. Wimi Beijing paid RMB 50,000,000 in 2017 and RMB 29,350,000 in 2018. As of December 31, 2018, the total business acquisition payable was RMB 15,485,681.

(d)
Gao Zhixia became a related party to the Company after the acquisition in 2017.

        The maturities schedule is as follows:

Twelve months ending December 31,	RMB	USD
2020	23,000,000	3,351,206
2021	99,851,000	14,548,753
Debt discount	(11,995,672)	(1,747,825)

	110,855,328	16,152,134

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Related party balances and transactions (Continued)

        The amount of business acquisition payable reported in the consolidated balance sheets at carrying value, which approximates fair value as the rate of amortization of investment payment discount used were similar to interest rate charged by the bank in the PRC. Debt discount, net of accumulated amortization, totaled RMB17,120,387 and RMB 11,995,672 (USD 1,747,825) as of December 31, 2017 and 2018, respectively, are recognized as a reduction of business acquisition payable. Amortization expense related to the debt discount, included in finance expenses, was RMB 4,191,002 and RMB 5,124,715 (USD746,696) for the years ended December 31, 2107 and 2018, respectively.

Note 12—Taxes

Income tax

Cayman Islands

        Under the current laws of the Cayman Islands, Wimi Cayman is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        Wimi HK and Micro Beauty are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Wimi HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Seychelles

        Skystar is incorporated in Seychelles and is not subject to tax on income generated outside of Seychelles under the current law. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

PRC

        The subsidiaries and VIEs incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the "EIT Laws"), domestic enterprises and Foreign Investment Enterprises (the "FIE") are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises ("HNTEs"). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Shenzhen KXY obtained the "high-tech enterprise" tax status in October 2015, which reduced its statutory income tax rate to 15% from November 2016 to November 2019.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Taxes (Continued)

        Shengzhen Yiruan, Shenzhen Qianhai and Shenzhen Yidian qualified as software companies by local taxing authority, and obtained two years of tax exempt status and three years at reduced income tax rate of 12.5%. After the initial 5 years, the Company can apply for the reduced rate in a yearly basis. In addition, 75% of R&D expenses of Shenzhen Kuxuan are subject to additional deduction from pre-tax income and 50% of R&D expenses of Shenzhen Yiruan are subject to additional deduction from pre-tax income.

        Korgas Shengyou, Korgas Wimi, Korgas 233 and Korgas 233 are formed and registered in Korgas in Xinjiang Provence, China from 2016 to 2017, these companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

        Tax savings for the years ended December 31, 2017 and 2018 amounted to RMB 22,769,752 and RMB 20,619,510 (USD 3,004,358), respectively. The Company's basic and diluted earnings per shares would have been lower by RMB 0.24 and RMB 0.21 (USD 0.03) per share for the years ended December 31, 2017 and 2018 without the preferential tax rate reduction, respectively.

        Significant components of the benefit of (provision for) income taxes are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	USD
Current	(1,994,837)	(9,618,606)	(1,401,476)
Deferred	1,466,826	1,543,010	224,824

Provision for income taxes	(528,011)	(8,075,596)	(1,176,652)

        The following table reconciles China statutory rates to the Company's effective tax rate:

	For the year ended December 31, 2017	For the year ended December 31, 2018
China statutory income tax rate	25.0%	25.0%
Preferential tax rate reduction	(30.8)%	(21.2)%
Permanent difference*	6.5%	4.0%

Effective tax rate	0.7%	7.8%

*
permanent difference is mainly related to the tax losses carried forward due to the uncertainty surrounding their realization.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Taxes (Continued)

Deferred tax assets and liabilities—China

        Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Deferred tax assets:
Net operating loss carryforwards	1,720,491	2,379,050	346,639
Less :valuation allowance	(1,720,491)	(2,379,050)	(346,639)

Deferred tax assets, net	—	—	—
Deferred tax liabilities:
Recognition of intangible assets arising from business combination	5,675,409	4,132,398	602,110

Total deferred tax liabilities, net	5,675,409	4,132,398	602,110

        Wimi Beijing's operations have incurred a cumulative net operating loss ("NOL") of approximately RMB 9,516,201 (USD 1,386,554) as of December 31, 2018 which may reduce future taxable income. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Since Wimi Beijing had continuing losses so the Company made a full allowance of related deferred tax assets.

        The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

        The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017 and 2018 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2018.

Value added tax

        All of the Company's service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceed or at a rate approved by the Chinese local government.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Taxes (Continued)

        Taxes payable consisted of the following:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
VAT taxes payable	821,383	1,692,874	246,659
Income taxes payable	1,720,792	8,912,365	1,298,573
Other taxes payable	88,424	128,300	18,694

Totals	2,630,599	10,733,539	1,563,926

Note 13—Concentration of risk

Credit risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2018 RMB 9,732,833 (USD 1,418,118) were deposited with financial institutions located in the PRC. These balances are not covered by insurance. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2018, cash balance of HKD 4,978,989, approximately RMB 4,362,590 (USD 635,650) was maintained at financial institutions in Hong Kong and approximately HKD 500,000 were insured by the Hong Kong Deposit Protection Board. As of December 31, 2018, cash balance of USD 20,085,750 (approximately RMB 137,852,519) was deposited with a financial institution located in US subject to credit risk. In the US, the insurance coverage is USD 250,000. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

        A majority of the Company's expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries' assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

        To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

        For the year ended December 31, 2017, no customer accounted for more than 10% of the Company's total revenues or accounts receivable as of December 31, 2017.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Concentration of risk (Continued)

        For the year ended December 31, 2018, no customer accounted for more than 10% of the Company's total revenues and no customer accounted for more than 10% of the Company's accounts receivable as of December 31, 2018.

Vendor concentration risk

        For the year ended December 31, 2017, one vendor accounted for 12.0% of the Company's total purchases and two vendors accounted for 20.0% and 27.0% of the Company's accounts payable as of December 31, 2017.

        For the year ended December 31, 2018, three vendors accounted for 13.2%, 12.8% and 12.4% of the Company's total purchases and two vendors accounted for 42.4% and 10.2% of the Company's accounts payable as of December 31, 2018.

Note 14—Shareholders' equity

Ordinary shares

        Wimi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value US$0.0001 each, 466,967,730 Class B Ordinary Shares of par value US$0.0001 each and 12,916,700 Series A Preferred Shares of par value USD0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

        During the fourth quarter of 2018, Wimi Cayman issued 20,115,570 of Class A Ordinary Shares and 79,884,430 shares of Class B Ordinary shares, and the shares were accounted as if they were issued and outstanding at the beginning of the period presented pursuant to the reorganization as stated in Note 1.

Preferred shares

        On November 22, 2018, the Company entered into share purchase agreement with two institutional investors pursuant to which the investors purchased 8,611,133 shares of the Company's Series A convertible Preferred Shares for total proceeds of USD 20,000,000. The Preferred Shares holders could convert the Class B Ordinary Shares at any time at the Preferred Shares issue prices. Each Preferred Share shall automatically be converted into Class B Ordinary Shares, at the then applicable Preferred Share Conversion Price upon the closing of a Qualified Initial Public Offering (IPO). If the Company fails to complete the IPO, the preferred shares holders have no redemption rights on the preferred shares nor is the Company required to buy back any shares. Accordingly, the Company accounted for the convertible preferred shares as equity.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—Shareholders' equity (Continued)

Restricted assets

        The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Wimi WFOE, Wimi Beijing, Wimi Hunan and Wimi Shenyang (collectively "Wimi PRC entities") only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Wimi PRC entities.

        Wimi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Wimi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Wimi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

        As a result of the foregoing restrictions, Wimi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Wimi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2018, amounts restricted are the paid-in-capital and statutory reserve of Wimi PRC entities, which amounted to RMB 187,814,821 (USD 27,365,489).

Statutory reserve

        During the years ended December 31, 2017 and 2018, Wimi PRC entities collectively attributed RMB 14,323,811 and RMB 19,647,831 (USD 2,862,780), of retained earnings for their statutory reserves, respectively.

Capital contributions

        During the year ended December 31, 2017, the Company's shareholders contributed RMB 30,000,000 (USD 4,371,139) to the Company.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Commitments and contingencies

Lease commitments

        The Company has entered into four non-cancellable operating lease agreements for one office space, one research center and two employee housing. The Company's commitment for minimum lease payments under these operating leases as of December 31, 2018, for the next five years is as follow:

	Minimum lease payment
Twelve months ending December 31,	RMB	USD
2019	2,716,811	395,852
2020	2,285,933	333,071
2021	1,863,412	271,508

Total minimum payments	6,866,156	1,000,431

        Rent expense for the years ended December 31, 2017 and 2018 was RMB 2,933,035 and RMB 3,359,469 (USD 489,490), respectively.

Contingencies

        From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

        In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Wimi WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company's current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 16—Segments

        ASC 280, "Segment Reporting", establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company's business segments.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Segments (Continued)

        The Company's chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) AR advertising services, and (2) AR entertainment.

        The following tables present summary information by segment for the years ended December 31, 2017 and 2018:

	AR advertising services	AR entertainment	Total December 31, 2017
	RMB	RMB	RMB
Revenues	133,078,464	58,951,060	192,029,524
Cost of revenues	66,148,464	13,031,723	79,180,187
Gross profit	66,930,000	45,919,337	112,849,337
Depreciation and amortization	4,338,510	8,443,461	12,781,971
Total capital expenditures	171,364	1,792,869	1,964,233

	AR advertising services	AR entertainment	Total December 31, 2018	Total December 31, 2018
	RMB	RMB	RMB	USD
Revenues	181,241,346	44,030,218	225,271,564	32,823,109
Cost of revenues	81,437,761	3,976,300	85,414,061	12,445,224
Gross profit	99,803,585	40,053,918	139,857,503	20,377,885
Depreciation and amortization	4,360,632	9,178,221	13,538,853	1,972,674
Total capital expenditures	26,380	20,192	46,572	6,786

        Total assets as of:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
AR advertising services	136,299,104	226,677,336	33,027,937
AR entertainment	321,182,498	242,953,572	35,399,460

Total Assets	457,481,602	469,630,908	68,427,397

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Segments (Continued)

        The Company's operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2018
	RMB	RMB	USD
Domestic PRC revenues	166,010,547	209,495,553	30,524,473
International revenues	26,018,977	15,776,011	2,298,636

Total revenues	192,029,524	225,271,564	32,823,109

Note 17—Subsequent event

        The Company evaluated all events and transactions that occurred after December 31, 2018 up through the date the Company issued these consolidated financial statements on March 15, 2019.

Note 18—Condensed financial information of the parent company

        The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

        The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as "Investment in subsidiary" and the income of the subsidiary is presented as "share of income of subsidiary". Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Condensed financial information of the parent company (Continued)

PARENT COMPANY BALANCE SHEETS

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash in bank	—	137,852,519	20,085,750
OTHER ASSETS
Investment in subsidiary	90,206,389	183,488,228	26,735,084

Total assets	90,206,389	321,340,747	46,820,834

LIABILITIES AND SHAREHOLDERS' EQUITY
OTHER LIABILITIES
Non-current shareholder loan	—	2,419,278	352,500

Total liabilities	—	2,419,278	352,500

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Series A convertible preferred shares, $0.0001 par value, 12,916,700 shares authorized, 0 and 8,611,133 shares issued and outstanding of December 31, 2017 and 2018, respectively	—	5,910	861
Class A ordinary shares, $0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding of December 31, 2017 and 2018	13,095	13,095	2,011
Class B ordinary shares, $0.0001 par value, 466,967,730 shares authorized, 79,884,430 shares issued and outstanding of December 31, 2017 and 2018	52,005	52,005	7,988
Additional paid-in capital	30,434,900	168,166,990	24,502,196
Retained earnings	45,633,201	129,526,973	18,872,679
Statutory reserves	14,323,811	19,647,831	2,862,780
Accumulated other comprehensive (loss) income	(250,623)	1,508,665	219,819

Total shareholders' equity	90,206,389	318,921,469	46,468,334

Total liabilities and shareholders' equity	90,206,389	321,340,747	46,820,834

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Condensed financial information of the parent company (Continued)

PARENT COMPANY STATEMENTS OF INCOME

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
OPERATING EXPENSES
General and administrative	—	(1,838,494)	(267,878)

Total operating expenses	—	(1,838,494)	(267,878)

LOSSS FROM OPERATIONS	—	(1,838,494)	(267,878)
OTHER INCOME (EXPENSE)
Finance expense	—	(345)	(50)
Equity income of subsidiaries and VIE	73,337,971	91,056,631	13,267,373

Total other income, net	73,337,971	91,056,286	13,267,323

NET INCOME	73,337,971	89,217,792	12,999,445
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(250,623)	1,759,288	256,337

COMPREHENSIVE INCOME	73,087,348	90,977,080	13,255,782

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2018	2018
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	73,337,971	89,217,792	12,999,445
Adjustments to reconcile net income to cash used in operating activities:	—
Equity income of subsidiaries and VIEs	(73,337,971)	(91,056,631)	(13,267,373)

Net cash used in operating activities	—	(1,838,839)	(267,928)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A convertible preferred shares	—	137,738,000	20,000,000
Proceeds from related party loans	—	2,419,278	352,500

Net cash provided by financing activities	—	140,157,278	20,352,500

EFFECT OF EXCHANGE RATE ON CASH	—	(465,920)	1,178
CHANGES IN CASH AND CASH EQUIVALENTS	—	137,852,519	20,085,750
CASH AND CASH EQUIVALENTS, beginning of year	—	—	—

CASH AND CASH EQUIVALENTS, end of year	—	137,852,519	20,085,750

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person's dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

        In the last quarter of 2018, in connection with the reorganization of our company we issued a total of 20,115,570 Class A ordinary shares to our Chairman for an aggregate consideration of approximately US$2,011.56 and a total of 79,884,430 Class B ordinary shares to the equity holders of WiMi Beijing for an aggregate consideration of approximately US$7,988.44, in each case under Regulation S under the Securities Act of 1933

        In November 2018, we issued a total of 8,611,133 Series A preferred shares to two investors for an aggregate consideration of approximately RMB 137 million (US$20 million), in each case under Regulation S under the Securities Act of 1933.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (a)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (b)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 WIMI HOLOGRAM CLOUD INC.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1		Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1	*	Form of the Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for Class B ordinary shares
4.3	*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2	*	Opinion of Jingtian & Gongcheng Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
8.3	*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1	*	Form of Indemnification Agreement with the Registrant's directors
10.2	*	Form of Employment Agreement between the Registrant and executive officers of the Registrant
10.3	*	English translation of the Loan Agreement between Jie Zhao and Micro Beauty Lightspeed Investment Management HK Limited dated October 5, 2018
10.4	*	English translation of the Loan Agreement between Enweiliangzi Investment Co. and Beijing WiMi Hologram Cloud Software Co., Ltd. dated September 9, 2018
10.5	*	English translation of the Loan Agreement between Jie Zhao and the Registrant dated September 11, 2018
10.6	*	English translation of the Agreement by and among Jie Zhao, Guangzikeda Investment Co. and Beijing WiMi Hologram Cloud Software Co., Ltd. dated April 11, 2018
10.7	*	English translation of the Agreement by and among Jie Zhao, Enkemeida Investment Co. and Beijing WiMi Hologram Cloud Software Co., Ltd. dated November 2, 2016
10.8	*
Share Purchase Agreement by and among the Registrant, WiMi Hologram Cloud Limited, Beijing Hologram WiMi Cloud Internet Technology Co., Ltd., Jie Zhao, and certain other purchasers named therein dated October 26, 2018
21.1	*	Principal Subsidiaries and VIEs of the Registrant
23.1	*
Consent of Friedman LLP, Independent Registered Public Accounting Firm, regarding the consolidated financial statements of WiMi Hologram Cloud Inc. as of December 31, 2017 and December 31, 2017 and for each of the two years in the period ended December 31, 2018
23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

Exhibit Number		Description of Document
23.3	*	Consent of Jingtian & Gongcheng Law Firm (included in Exhibit 99.2)
23.4	*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.3)
24.1	*	Powers of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of Jingtian & Gongcheng Law Firm regarding certain PRC law matters
99.3	*	Consent of Frost & Sullivan

*
To be filed by amendment.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on                         , 2018.

WiMi Hologram Cloud Inc.
By:
	Name:	Jie Zhao
	Title:	Chairman

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jie Zhao and Fanhua Meng as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on                        , 2019.

Signature	Title

Name: Jie Zhao	Chairman
Name: Fanhua Meng	Chief Executive Officer and Director (Principal Executive Officer)
Name: Yanghua Yang	Chief Financial Officer (Principal Financial and Accounting Officer)
Name: Seah Kian Wee	Director

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WiMi Hologram Cloud Inc., has signed this registration statement or amendment thereto in New York on                        , 2019.

Authorized U.S. Representative
By:
Name:
Title: